LEASE AGREEMENT

by and between

AGNL RATHGIBSON, L.L.C.,
a Delaware limited liability company,

as LANDLORD

and

RATHGIBSON, INC.,
a Delaware corporation,

as TENANT

Premises: 2505 Foster Avenue, Janesville, Wisconsin 53547
2533 Foster Avenue, Janesville, Wisconsin 53547

Dated as of: December 22, 2006

411990

TABLE OF CONTENTS

EXHIBITS

Exhibit "A-1" - 2505 Real Property
Exhibit "A-2" – 2533 Real Property
Exhibit "B-1" - 2505 Machinery and Equipment
Exhibit "B-2" – 2533 Machinery and Equipment

SCHEDULES

LEASE AGREEMENT (as amended, supplemented or modified, this "Lease"), made as of this 22nd day of December, 2006, between **AGNL RATHGIBSON, L.L.C.**, a Delaware limited liability company (together with its successors and assigns "Landlord"), with an address at c/o Angelo, Gordon & Co., L.P., 245 Park Avenue, 26th Floor New York, New York 10167-0094, and **RATHGIBSON, INC.**, a Delaware corporation (together with its successors and permitted assigns, "Tenant") with an address at 2505 Foster Avenue, Janesville, WI 53547.

In consideration of the rents and provisions herein stipulated to be paid and performed, Landlord and Tenant hereby covenant and agree as follows:

1. Demise of Premises. Landlord hereby demises and lets to Tenant, and Tenant hereby takes and leases from Landlord, for the term and upon the provisions hereinafter specified, the following described property:

(a)   the real property located at 2505 Foster Avenue, Janesville, WI 53547, and being more particularly described in Exhibit "A-1" (the "2505 Real Property");

(b)   the building containing approximately 183,806 square feet in the aggregate (to be expanded as provided in this Lease) and all other structures and improvements situated on, or affixed or appurtenant to the Real Property (collectively, the "2505 Improvements");

(c)   all tenements, hereditaments, easements, rights-or-way, rights, privileges in and to the Real Property, including (i) easements over other lands granted by any Easement Agreement and (ii) any streets, ways, alleys, vaults, gores or strips of land adjoining the Real Property (collectively, the "2505 Appurtenances");

(d)   all fixtures located on or affixed to the Real Property or the Improvements (collectively, the "2505 Fixtures"); and

(e)   all machinery, equipment and other property described in Exhibit "B-1" (collectively, the "2505 Equipment"). The 2505 Real Property, the 2505 Improvements, the 2505 Appurtenances, and the 2505 Fixtures, are referred to herein, collectively, as the "2505 Leased Premises"; and

(f)   the real property located at 2533 Foster Avenue, Janesville, WI 53547, and being more particularly described in Exhibit "A-2" (the "2533 Real Property");

(g)   the building containing approximately 93,464 square feet in the aggregate and all other structures and improvements situated on, or affixed or appurtenant to the Real Property (collectively, the "2533 Improvements");

(h)   all tenements, hereditaments, easements, rights-or-way, rights, privileges in and to the Real Property, including (i) easements over other lands granted by any Easement Agreement and (ii) any streets, ways, alleys, vaults, gores or strips of land adjoining the Real Property (collectively, the "2533 Appurtenances");

(i)   all fixtures located on or affixed to the Real Property or the Improvements (collectively, the "2533 Fixtures"); and

(j)   all machinery, equipment and other property described in Exhibit "B-2" (collectively, the "2533 Equipment"). The 2533 Real Property, the 2533 Improvements, the 2533 Appurtenances, and the 2533 Fixtures, are referred to herein, collectively, as the "2533 Leased Premises".

2.   Certain Definitions.

"Acquisition Cost" means, with respect to any Leased Premises, the Acquisition Cost specified in Exhibit E for such Leased Premises.

"Additional Rent" is defined in Paragraph 7.

"Adjoining Property" means all sidewalks, driveways, curbs, gores and vault spaces adjoining any the Leased Premises.

"Affected Premises" is defined in Paragraph 18(a).

"Alterations" means all changes, additions, improvements or repairs to, all alterations, reconstructions, restorations, renewals, replacements or removals of and all substitutions or replacements for any of the Improvements or Equipment, both interior and exterior, structural and non-structural, and ordinary and extraordinary and shall include any Major Alterations.

"Applicable Initial Date" is defined in Paragraph 29.

"Appurtenances" means the 2505 Appurtenances and the 2533 Appurtenances.

"Architect" is defined in the Construction Agency Agreement.

"Assignment" means any assignment of rents and leases from Landlord to a Lender which (a) encumbers any of the Leased Premises and (b) secures Landlord's obligation to repay a Loan, as the same may be amended, supplemented or modified from time to time.

"Basic Rent" is defined in Paragraph 6.

"Basic Rent Payment Date" is defined in Paragraph 6.

"Business Day" means any day other than a Saturday, Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

"Casualty" means any loss of or damage to or destruction of all or any portion of any of the Leased Premises.

"Commencement Date" is defined in Paragraph 5(a).

"Condemnation" means (a) any taking or damaging of all or any portion of any of the Leased Premises (i) in or by condemnation or other eminent domain proceedings pursuant to any Law, (ii) by reason of any agreement with any condemnor in settlement of or under threat of any such condemnation or other eminent domain proceeding, or (iii) by any other means, (b) any de facto condemnation, or (c) any Requisition. A Condemnation shall be considered to have taken place as of the later of the date actual physical possession is taken by the condemnor, or the date on which the right to compensation and damages accrues under the applicable Law.

"Condemnation Notice" means notice or knowledge of the institution of or intention to institute any proceeding for Condemnation.

"Construction Agency Agreement" means the Construction Agency Agreement dated of even date herewith among Landlord, Tenant and the Escrow Agent.

"Construction Agreement" is defined in the Construction Agency Agreement.

"Construction Escrow" is defined in the Construction Agency Agreement.

"Costs" of a Person or associated with a specified transaction means all reasonable out-of-pocket costs and expenses incurred by such Person or associated with such transaction, including without limitation, reasonable attorneys' fees and expenses, court costs, customary and reasonable brokerage fees, escrow fees, title insurance premiums, recording fees and transfer taxes, as the circumstances require, and the costs, fees and expenses associated with the Plans, and with construction and completion of the Warehouse Expansion Improvements.

"CPI" is defined in Exhibit D.

"Credit Entity" means any Person that immediately following such assignment or subletting and having given effect thereto will have a publicly traded unsecured senior debt rating of "Baa" or better from Moody's or a rating of "BBB" or better from S&P (or, if such Person does not then have rated debt, a determination that by either of such rating agencies its unsecured senior debt would be so rated by such agency and will not be on "Negative Credit Watch"), and in the event both such rating agencies cease to furnish such ratings, then a comparable rating by any rating agency acceptable to Landlord and Lender.

"Default Rate" is defined in Paragraph 7(a)(iv).

"Default Termination Amount" is defined in Paragraph 23(a)(iii).

"Easement Agreement" means any condition, covenant, restriction, easement, declaration, license or other agreement listed as a Permitted Encumbrance or as may hereafter affect the Leased Premises.

"Environmental Law" means (a) whenever enacted or promulgated, any applicable Federal, state, foreign or local law, statute, ordinance, rule, regulation, license, permit, authorization, approval, consent, court order, judgment, decree, injunction, code, requirement or agreement with any governmental entity, (i) relating to pollution (or the cleanup thereof), or the protection of air, water vapor, surface water, groundwater, drinking water supply, land (including land surface or subsurface), plant, aquatic and animal life from injury caused by a Hazardous Substance or (ii) concerning exposure to, or the use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, handling, labeling, production, disposal or remediation of any Hazardous Substance, Hazardous Condition or Hazardous Activity, as now or hereafter in effect, and (b) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations or injuries or damages due to or threatened as a result of the presence of, exposure to, or ingestion of, any Hazardous Substance. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the Federal Water Pollution Control Act, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resources Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments to RCRA), the Federal Solid Waste Disposal Act, the Federal Toxic Substance Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, the Federal National Environmental Policy Act and the Federal Hazardous Materials Transportation Act, each as now or hereafter in effect and any similar state or local Law.

"Environmental Violation" means (a) any direct or indirect discharge, disposal, spillage, emission, escape, pumping, pouring, injection, leaching, release, seepage, filtration or transporting of any Hazardous Substance at, upon, under, onto or within any of the Leased Premises, or from any of the Leased Premises to the environment, in violation of any Environmental Law or in excess of any reportable quantity established under any Environmental Law or which could result in any liability to any Federal, state or local government or any other Person for the costs of any removal or remedial action or natural resources damage or for bodily injury or property damage, (b) any deposit, storage, dumping, placement or use of any Hazardous Substance at, upon, under or within any of the Leased Premises or which extends to any Adjoining Property in violation of any Environmental Law or in excess of any reportable quantity established under any Environmental Law or which could result in any liability to any Federal, state or local government or to any other Person for the costs of any removal or remedial action or natural resources damage or for bodily injury or property damage, (c) the abandonment or discarding of any barrels, containers or other receptacles containing any Hazardous Substances in violation of any Environmental Laws, (d) any activity, occurrence or condition which could result in any liability, cost or expense to Landlord or Lender or any other owner or occupier of any of the Leased Premises, or which could result in a creation of a lien on any of the Leased Premises under any Environmental Law or (e) any violation of or noncompliance with any Environmental Law.

"Equipment" means the 2505 Equipment and the 2533 Equipment.

"Escrow Agent" means Chicago Title Insurance Company.

"Escrow Charges" is defined in Paragraph 9(b).

"Escrow Payment" is defined in Paragraph 9(b).

"Expiration Date" is defined in Paragraph 5(a).

"Event of Default" is defined in Paragraph 22(a).

"Fair Market Value" means, with respect to any Leased Premises, the higher of (a) the fair market value of such Leased Premises as of the Relevant Date as if unaffected and unencumbered by this Lease or (b) the fair market value of such Leased Premises as of the

Relevant Date as affected and encumbered by this Lease and assuming that the Term has been extended for all extension periods provided for herein. For all purposes of this Lease, Fair Market Value shall be determined in accordance with the procedure specified in Paragraph 29.

"Fair Market Value Date" means the date on which the Fair Market Value is determined in accordance with Paragraph 29.

"Federal Funds" means Federal or other immediately available funds which at the time of payment are legal tender for the payment of public and private debts in the United States of America.

"Final Completion Date" means the date on which (a) the Warehouse Expansion Improvements, including all "punch list" items shall have been completed in accordance with the Plans as certified by the Architect, (b) all permanent permits and licenses required for the occupancy of the Warehouse Expansion Improvements have been obtained and (c) Tenant is in occupancy of the Warehouse Expansion Improvements, but in no event later than April 1, 2007.

"Fixtures" means the 2505 Fixtures and the 2533 Fixtures.

"Guaranty of Completion" means that certain guaranty agreement dated of even date herewith given by Tenant in favor of Bear Stearns Commercial Mortgage, Inc. and Landlord, relating to the completion of the Warehouse Expansion Improvements by Tenant.

"Hazardous Activity" means any activity, process, procedure or undertaking which directly or indirectly (a) procures, generates or creates any Hazardous Substance; (b) causes or results in (or threatens to cause or result in) the release, seepage, spill, leak, flow, discharge or emission of any Hazardous Substance into the environment (including the air, ground water, watercourses or water systems), (c) involves the containment or storage of any Hazardous Substance; or (d) would cause any of the Leased Premises or any portion thereof to become a hazardous waste treatment, recycling, reclamation, processing, storage or disposal facility within the meaning of any Environmental Law.

"Hazardous Condition" means any condition which would support any claim or liability under any Environmental Law, including the presence of underground storage tanks.

"Hazardous Substance" means (a) any substance, material, product, petroleum, petroleum product, derivative, compound or mixture, mineral (including asbestos), chemical, gas, medical waste, or other pollutant, in each case whether naturally occurring, man-made or the by-product of any process, that is toxic, harmful or hazardous or acutely hazardous to the environment or public health or safety or (b) any substance supporting a claim under any Environmental Law, whether or not defined as hazardous as such under any Environmental Law. Hazardous Substances include, without limitation, any toxic or hazardous waste, pollutant, contaminant, industrial waste, petroleum or petroleum-derived substances or waste, radon, radioactive materials, asbestos, asbestos containing materials, urea formaldehyde foam insulation, lead and polychlorinated biphenyls.

"Impositions" is defined in Paragraph 9(a).

"Improvements" means the 2505 Improvements, the 2533 Improvements and the Warehouse Expansion Improvements.

"Indemnitee" is defined in Paragraph 15.

"Insurance Requirements" means the requirements of all insurance policies maintained in accordance with this Lease.

"Landlord" is defined in the introductory Paragraph.

"Law" means any constitution, statute, rule of law, code, ordinance, order, judgment, decree, injunction, rule, regulation, policy, requirement or administrative or judicial determination, even if unforeseen or extraordinary, of every duly constituted governmental authority, court or agency, now or hereafter enacted or in effect.

"Lease" is defined in the introductory Paragraph.

"Lease Year" means, with respect to the first Lease Year, the period commencing on the Commencement Date and ending at midnight on the last day of the twelfth (12th) full consecutive calendar month following the month in which the Commencement Date occurred, and each succeeding twelve (12) month period during the Term.

"Leased Premises" means the 2505 Leased Premises and the 2533 Leased Premises.

"Legal Requirements" means the requirements of all present and future Laws, including all permit and licensing requirements and all covenants, restrictions and conditions, including all Easement Agreements, now or hereafter of record which may be applicable to Tenant or to any of the Leased Premises, or to the use, manner of use, occupancy, possession, operation, maintenance, alteration, repair or restoration of any of the Leased Premises.

"Lender" means any Person which may, on or after the date hereof, make a Loan to Landlord or be the holder of a Note, together with its successors, transferees and assigns.

"Lienholders" is defined in Paragraph 34(c).

"Loan" means any loan made by one or more Lenders to Landlord, which loan is secured by a Mortgage and an Assignment and evidenced by a Note.

"Major Alterations" is defined in Paragraph 34.

"Monetary Obligations" means Rent, Impositions, Escrow Charges and all other sums payable by Tenant under this Lease to Landlord, to any third party on behalf of Landlord, or to any Indemnitee.

"Moody's" means Moody's Investor Services, Inc.

"Mortgage" means any mortgage or deed of trust from Landlord to a Lender which (a) encumbers any of the Leased Premises and (b) secures Landlord's obligation to repay a Loan, as the same may be amended, supplemented or modified.

"Net Award" means (a) the entire award payable to Landlord or Lender by reason of a Condemnation, less any sums paid pursuant to a separate claim by Tenant for (i) any furniture, fixtures and equipment owned by Tenant and affected by such Condemnation, or (ii) Tenant's relocation expenses; or (b) the entire proceeds of any insurance policy by reason of a Casualty, in each case, less any expenses incurred by Landlord and Lender in collecting such award or proceeds.

"Note" means any promissory note evidencing Landlord's obligation to repay a Loan, as the same may be amended, supplemented or modified.

"Partial Casualty" means any Casualty which does not constitute a Termination Event.

"Partial Condemnation" means any Condemnation which does not constitute a Termination Event.

"Permitted Asset Transfer" is defined in Paragraph 21(j).

"Permitted Change of Control" is defined in Paragraph 21(k).

"Permitted Encumbrances" means those covenants, restrictions, reservations, liens, conditions and easements and other encumbrances, other than any Mortgage or Assignment, listed on Exhibit C.

"Permitted Leasehold Mortgage" is defined in Paragraph 35.

"Permitted Violations" is defined in Paragraph 14.

"Person" means an individual, partnership, limited liability company, association, corporation or other entity.

"Plans" is defined in the Construction Agency Agreement.

"Prepayment Premium" means any payment required to be made by Landlord to a Lender under a Note or other document evidencing or securing a Loan (other than payments of principal and/or interest) solely by reason of any prepayment or defeasance by Landlord of any principal due under such Loan, and which may, without limitation, take the form of (a) a "make whole" or yield maintenance clause requiring a prepayment premium or (b) a defeasance payment (such defeasance payment to be an amount equal to the positive difference between (i) the total amount required to defease a Loan and (ii) the outstanding principal balance of the Loan as of the date of such defeasance plus reasonable Costs of Landlord and Lender).

"Present Value" of any amount means such amount discounted by a rate per annum which is the lower of (a) the Prime Rate at the time such present value is determined or (b) six percent (6%) per annum.

"Prime Rate" means the interest rate per annum as published, from time to time, in The Wall Street Journal as the "Prime Rate" in its column entitled "Money Rate". The Prime Rate may not be the lowest rate of interest charged by any "large U.S. money center commercial banks" and Landlord makes no representations or warranties to that effect. In the event The Wall Street Journal ceases publication or ceases to publish the "Prime Rate" as described above, the Prime Rate shall be the average per annum discount rate (the "Discount Rate") on ninety-one (91) day bills ("Treasury Bills") issued from time to time by the United States Treasury at its most recent auction, plus three hundred (300) basis points. If no such 91-day Treasury Bills are then being issued, the Discount Rate shall be the discount rate on Treasury Bills then being issued for the period of time closest to ninety-one (91) days.

"Purchase and Sale Agreement" means the Purchase and Sale Agreement dated of even date herewith between Landlord and Foster Avenue, LLC with respect to the 2533 Leased Premises.

"Qualified Transferee" means a Person that has (or whose principals or key management personnel have) not less than five (5) years experience in the stainless steel tubing manufacturing business and which, immediately following an assignment of this Lease and after taking such assignment of this Lease into account, has a credit rating equal or better to the credit rating of Tenant on the date hereof.

"Real Property" means the 2505 Real Property and the 2533 Real Property.

"Rejection Notice" is defined in Paragraph 18(d).

"Relevant Amount" means, with respect to any Leased Premises, the Termination Amount or the Default Termination Amount with respect to such Leased Premises, as the case may be.

"Relevant Date" means (a) in the event of a Termination Notice pursuant to Paragraph 18 with respect to a Condemnation, the date immediately prior to the date on which the applicable Condemnation Notice is received, (b) in the event of a Termination Notice pursuant to Paragraph 18 with respect to a Casualty, the date immediately prior to the date on which the applicable Casualty occurs, (c) in the event of a redetermination of Fair Market Value pursuant to Paragraph 20(c), the date on which Fair Market Value is determined, and (d) in the event Landlord provides Tenant with notice of its intention to require Tenant to make a termination offer under Paragraph 23(a)(iii), the date immediately prior to the Event of Default giving rise to the need to determine Fair Market Value.

"Remaining Obligations" is defined in Paragraph 18(d).

"Remaining Premises" means any Leased Premises that is not an Affected Premises under Paragraph 18.

"Remaining Sum" means Remaining Sum as defined in Paragraph 19(c).

"Renewal Date" is defined in Paragraph 5.

"Renewal Term" is defined in Paragraph 5.

"Rent" means, collectively, Basic Rent and Additional Rent.

"Requisition" means a temporary requisition or confiscation of the use or occupancy of all or a portion of any of the Leased Premises by any governmental authority, civil or military, whether pursuant to an agreement with such governmental authority in settlement of or under threat of any such requisition or confiscation.

"Review Criteria" is defined in Paragraph 21(b).

"S&P" means Standard and Poor's Ratings Services, a division of McGraw Hill Companies, Inc.

"Site Assessment" is defined in Paragraph 10(c).

"Site Reviewers" is defined in Paragraph 10(c).

"State" means the State of Wisconsin.

"Subleases" means, with respect to the 2533 Real Property, the Sublease Agreement dated as of October 30, 2006 between Tenant, as sublandlord, and First Safety Corporation, as subtenant, as amended, supplemented or modified, and those certain two (2) oral sublease agreements between Tenant, as sublandlord, and Goex Corporation and Prent Corporation, as subtenants, respectively.

"Subsidiary(ies)" means, as to any Person, any corporation, partnership, limited liability company, association, or other business entity of which such Person directly or indirectly owns more than 50% of the capital stock or other equity interests.

"Surviving Obligations" means any obligations of Tenant under this Lease, actual or contingent, which arise on or prior to the expiration or prior termination of this Lease or which survive such expiration or termination by their own terms.

"Tenant" is defined in the introductory Paragraph.

"Tenant Certificate" means the Tenant Certificate executed and delivered by Tenant to Landlord in connection with this Lease.

"Term" is defined in Paragraph 5(a).

"Termination Amount" means, with respect to any Leases Premises, the greater of (a) the sum of the Fair Market Value of such Leased Premises and any applicable Prepayment Premium or (b) the sum of the Acquisition Cost of such Leased Premised and any applicable Prepayment Premium.

"Termination Date" is defined in Paragraph 18(c).

"Termination Event" means a Casualty or Condemnation described in Paragraph 18(a) or Paragraph 18(b).

"Termination Notice" is defined in Paragraph 18(a).

"Third Party Purchaser" is defined in Paragraph 21(i).

"Warehouse Expansion Improvements" means the warehouse improvements to be constructed on the 2505 Real Property more particularly described in Exhibit "H".

"Warranties" is defined in Paragraph 3(d).

"Work" is defined in Paragraph 13(b).

3.   Title and Condition .

(a)   The Leased Premises are demised and let subject to (i) any Mortgage and Assignment in effect from time to time, (ii) the rights of any Persons in possession of the Leased Premises as of the date hereof, (iii) the state of title of the Leased Premises as of the date hereof, including any Permitted Encumbrances, (iv) any state of facts which an accurate survey or physical inspection of the Leased Premises might show, (v) all Legal Requirements, including any existing violation of any thereof, and (vi) the condition of the Leased Premises as of the date hereof, without representation or warranty by Landlord.

(b)   Tenant acknowledges that the Leased Premises are in good condition and repair at the inception of this Lease. LANDLORD LEASES AND WILL LEASE AND TENANT TAKES AND WILL TAKE THE LEASED PREMISES AS IS WHERE IS AND WITH ALL FAULTS. TENANT ACKNOWLEDGES THAT LANDLORD (WHETHER ACTING AS LANDLORD HEREUNDER OR IN ANY OTHER CAPACITY) HAS NOT MADE AND WILL NOT MAKE, NOR SHALL LANDLORD BE DEEMED TO HAVE MADE, ANY WARRANTY OR REPRESENTATION, EXPRESS OR IMPLIED, WITH RESPECT TO ANY OF THE LEASED PREMISES, INCLUDING ANY WARRANTY OR REPRESENTATION AS TO (i) ITS FITNESS, DESIGN OR CONDITION FOR ANY PARTICULAR USE OR PURPOSE, (ii) THE QUALITY OF THE MATERIAL OR WORKMANSHIP THEREIN, (iii) THE EXISTENCE OF ANY DEFECT, LATENT OR PATENT, (iv) LANDLORD'S TITLE THERETO, (v) VALUE, (vi) COMPLIANCE WITH SPECIFICATIONS, (vii) LOCATION, (viii) USE,   (ix) CONDITION,   (x) MERCHANTABILITY,   (xi) QUALITY, (xii) DESCRIPTION, (xiii) DURABILITY (xiv) OPERATION, (xv) THE EXISTENCE OR PRESENCE OF ANY HAZARDOUS SUBSTANCE, OR (xvi) COMPLIANCE OF THE LEASED PREMISES WITH ANY LEGAL REQUIREMENT; AND ALL RISKS RELATED TO ANY OF THE FOREGOING ARE TO BE BORNE BY TENANT, EXCEPT WHEN CAUSED BY LANDLORD'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT. TENANT ACKNOWLEDGES THAT THE LEASED PREMISES ARE OF ITS SELECTION AND TO ITS SPECIFICATIONS AND THAT THE LEASED PREMISES HAVE BEEN INSPECTED BY TENANT AND ARE SATISFACTORY TO IT. IN THE EVENT OF ANY DEFECT OR DEFICIENCY IN ANY OF THE LEASED PREMISES OF ANY NATURE, WHETHER LATENT OR PATENT, LANDLORD SHALL NOT HAVE ANY RESPONSIBILITY OR LIABILITY WITH RESPECT THERETO OR FOR ANY

INCIDENTAL OR CONSEQUENTIAL DAMAGES (INCLUDING STRICT LIABILITY IN TORT). THE PROVISIONS OF THIS PARAGRAPH 3(b) HAVE BEEN NEGOTIATED, AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY WARRANTIES BY LANDLORD, EXPRESS OR IMPLIED, WITH RESPECT TO THE CONDITION OF THE LEASED PREMISES.

(c)   Tenant acknowledges that Tenant has examined the title to the Leased Premises prior to the execution and delivery of this Lease and has found the same to be satisfactory for the purposes contemplated hereby. Tenant represents and warrants to Landlord that (i) Tenant has conveyed to Landlord good and marketable fee simple title to the Real Property, free and clear of all liens and encumbrances other than the Permitted Encumbrances, (ii) Tenant has only the leasehold right of possession and use of the Leased Premises, as provided herein, (iii) the Leased Premises conform to all Legal Requirements and all Insurance Requirements, (iv) all easements necessary or appropriate for the use or operation of the Leased Premises have been obtained and maintained, (v) neither Tenant or any agent, officer, employee, principal or affiliate of Tenant has granted or knowingly suffered to exist any unrecorded deeds, mortgages, land contracts, options to purchase, agreements or other instruments adversely affecting title to any of the Leased Premises or any lien, encumbrance, transfer of interest, constructive trust, or other equity in the Leased Premises, (vi) all real property taxes due and payable with respect to the Real Property and the Leased Premises have been paid in full, (vii) Tenant has received no notice of any Casualty, Condemnation or pending or threatened special assessments affecting the Leased Premises, (viii) Tenant has received no complaint with respect to, or notice of, any litigation filed against Tenant, the Real Property or the Leased Premises that would adversely affect the current use or operation of the Leased Premises or the ability of Tenant to perform its obligations under the Lease, (ix) all contractors and subcontractors who have performed work on or supplied materials to the Leased Premises have been fully paid, and all materials and supplies have been fully paid for, (x) all permits, licenses, approvals and third-party consents necessary for the use and operation of the Leased Premises have been obtained and remain in full force and effect and no violations or defaults exist thereunder, (xi) the Improvements have been fully completed in all material respects in a workmanlike manner of first class quality, (xii) all Equipment necessary for the use or operation of the Leased Premises has been installed and is presently fully operative in all material respects, and (xiii) other than this Lease and the Subleases, there are no other leases in effect with respect to the Leased Premises. The foregoing representations and warranties shall survive the date on which this Lease is fully executed.

(d)   Landlord hereby assigns to Tenant, without recourse or warranty whatsoever, in conjunction with Landlord, the right to enforce all assignable warranties, guaranties, indemnities, causes of action and similar rights (collectively "Warranties") which Landlord may have against any manufacturer, seller, engineer, contractor or builder in respect of any of the Leased Premises. Such assignment shall remain in effect until the expiration or earlier termination of this Lease (unless Tenant or its affiliate or designee acquires such Leased Premises, in which instance such assignment shall become permanent and irrevocable with respect to such Leased Premises), whereupon such assignment shall cease and all of the Warranties shall automatically revert to Landlord. In confirmation of such reversion Tenant shall execute and deliver promptly any certificate or other document reasonably required by Landlord. Landlord shall also retain the right to enforce any Warranties upon the occurrence of an Event of Default. Tenant shall use commercially reasonable efforts to enforce the Warranties in accordance with their respective terms.

(e)   Pursuant to the Construction Agency Agreement, Tenant will cause the Warehouse Expansion Improvements to be constructed with funds more particularly described in and made available pursuant to the Construction Agency Agreement. The Warehouse Expansion Improvements and the Plans will be owned by Landlord and are included within the Leased Premises. Tenant acknowledges that the Warehouse Expansion Improvements have not yet been constructed and that, pursuant to the Construction Agency Agreement entered into by Landlord and Tenant, Tenant has the responsibility for causing the Warehouse Expansion Improvements to be completed in accordance with the terms of the Construction Agreement and the Construction Agency Agreement. Landlord will not make any representations or warranties with respect to the Warehouse Expansion Improvements, except that Landlord has the obligation to provide to Tenant the funds described therein pursuant to the terms and provision of the Construction Agency Agreement. Tenant further acknowledges that, upon occurrence of an Event of Default, Landlord may terminate the Construction Agency Agreement, and in addition to all other remedies of Landlord under this Lease, Landlord shall have the right to retain all amounts in the Construction Escrow and the right, but not the obligation, to complete construction of the Warehouse Expansion Improvements in accordance with the Plans. If Landlord so completes construction of the Warehouse Expansion Improvements, Tenant will not be excused from paying all Rent due pursuant to the terms of this Lease, and Landlord shall have the right to exercise any or all of its remedies hereunder following an Event of Default. All representations and warranties and acknowledgments of Tenant regarding the Leased Premises contained in Paragraph 3(b) shall be deemed to have been made again as of the Final Completion Date.

(f)   LANDLORD AND TENANT AGREE THAT IT IS THEIR MUTUAL INTENT TO CREATE, AND THAT THIS LEASE CONSTITUTES, A MASTER LEASE WITH RESPECT TO EACH AND EVERY PARCEL OF REAL PROPERTY AND IMPROVEMENTS INCLUDED IN ANY AND ALL OF THE LEASED PREMISES (WHEREVER LOCATED), THAT THIS LEASE IS NOT INTENDED AND SHALL NOT BE CONTSTRUED TO BE SEPARATE LEASES AND THAT ALL THE TERMS AND CONDITIONS HEREOF SHALL GOVERN THE RIGHTS AND OBLIGATIONS OF LANDLORD AND TENANT WITH RESPECT THERETO.

(g)   TENANT, ON BEHALF OF ITSELF AND ANY TRUSTEE OR LEGAL REPRESENTATIVE (UNDER THE FEDERAL BANKRUPTCY CODE OR ANY SIMILAR STATE INSOLVENCY PROCEEDING) EXPRESSLY ACKNOWLEDGES AND AGREES THAT, NOTWITHSTANDING THE PROVISIONS OF PARAGRAPH 18 HEREOF OR ANY OTHER PROVISION IN THIS LEASE TO THE CONTRARY, IT IS THE EXPRESS INTENT OF LANDLORD AND TENANT TO CREATE, AND THAT THIS LEASE CONSTITUTES, A SINGLE LEASE WITH RESPECT TO EACH AND EVERY PARCEL OF LAND, IMPROVEMENTS AND EQUIPMENT INCLUDED IN EACH AND ALL OF THE RELATED PREMISES (WHEREVER LOCATED) AND SHALL NOT BE (OR BE DEEMED TO BE) DIVISIBLE OR SEVERABLE INTO SEPARATE LEASES FOR ANY PURPOSE WHATSOEVER, AND TENANT, ON BEHALF OF ITSELF AND ANY SUCH TRUSTEE OR LEGAL REPRESENTATIVE, HEREBY WAIVES ANY RIGHT TO CLAIM OR ASSERT A CONTRARY POSITION IN ANY ACTION OR PROCEEDING; IT BEING FURTHER

UNDERSTOOD AND AGREED BY TENANT THAT THE ALLOCATIONS OF ACQUISITION COST AND PERCENTAGE ALLOCATION OF BASIC RENT AS SET FORTH ON <u>EXHIBIT "E"</u> AND <u>EXHIBIT "F"</u> HEREOF ARE INCLUDED TO PROVIDE A FORMULA FOR RENT ADJUSTMENT AND LEASE TERMINATION UNDER CERTAIN CIRCUMSTANCES AND AS AN ACCOMMODATION TO TENANT. ANY EVENT OF DEFAULT HEREUNDER IN CONNECTION WITH ANY RELATED PREMISES SHALL BE DEEMED TO BE AN EVENT OF DEFAULT WITH RESPECT TO THE ENTIRE LEASED PREMISES (WHEREVER LOCATED). THE FOREGOING AGREEMENTS AND WAIVERS BY TENANT IN THIS PARAGRAPH 3(f) ARE MADE AS A MATERIAL INDUCEMENT TO LANDLORD TO ENTER INTO THE TRANSACTION CONTEMPLATED BY THIS LEASE AND THAT, BUT FOR THE FOREGOING AGREEMENTS AND WAIVERS BY TENANT, LANDLORD WOULD NOT CONSUMMATE THIS LEASE TRANSACTION.

4. <u>Use of Leased Premises; Quiet Enjoyment</u>.

(a) Tenant may occupy and use the Leased Premises as office, manufacturing and warehouse facilities in connection with its stainless steel tubing manufacturing business and for no other purpose. Tenant shall be responsible for obtaining and maintaining all permits, licenses, certificates of occupancy, or any other items required by Law or any Legal Requirement with respect to Tenant's permitted use and occupancy of the Leased Premises. Tenant shall not use or occupy or permit any of the Leased Premises to be used or occupied, nor do or permit anything to be done in or on any of the Leased Premises, in a manner which would or might (i) violate any Legal Requirement or Permitted Encumbrance, (ii) make void or voidable or cause any insurer to cancel any insurance required by this Lease, or make it difficult or impossible to obtain any such insurance at commercially reasonable rates, (iii) make void or voidable, cancel or cause to be cancelled or release any of the Warranties, (iv) cause structural injury to any of the Improvements or (v) constitute a public or private nuisance or waste. If during the Term Tenant's use or occupancy of any of the Leased Premises are no longer permitted by Law or any Legal Requirement, Tenant shall not have the right to terminate this Lease.

Notwithstanding the foregoing, Tenant may request that Landlord approve any use of the Leased Premises for any purpose not otherwise permitted under this Paragraph 4(a); <u>provided</u> that (i) such proposed use shall not be prohibited under any applicable Law, and (ii) no Event of Default shall exist. With respect to any request made by Tenant in accordance with the immediately foregoing sentence, Landlord shall have the right to grant or withhold its approval in its reasonable discretion; <u>provided</u> that in granting or withholding its approval or disapproval, Landlord shall consider: (A) the condition of the Leased Premises; (B) Tenant's most recent financial statements and Tenant's projections, in form and substance reasonably satisfactory to Landlord, based on the proposed new occupancy and use of the Leased Premises; and (C) such additional information related to the proposed use of the Leased Premises as Landlord or Lender shall reasonably request, including without limitation, (1) information relating to any Alterations required in connection with such proposed use and Tenant's proposed method of funding the cost thereof; (2) any additional insurance requirements required in connection with such proposed use, (3) any additional permits, licenses and other items required to operate the Leased Premises for such proposed use, and (4) any conditions that Lender may impose upon Landlord and/or Tenant with respect to the change in use proposed by Tenant. If Landlord shall consent to the

proposed changes in use of the Leased Premises, Tenant agrees to execute and deliver any amendment to this Lease or such other documentation as Landlord and Lender shall reasonably require with respect to the change of use of the Leased Premises. Tenant shall be responsible for all fees (including reasonable attorney fees) and out-of-pocket costs actually incurred by Landlord as a result of Landlord's review and approval or disapproval of Tenant's proposed new occupancy and use of the Leased Premises.

(b) Subject to the provisions hereof, so long as no Event of Default has occurred and is continuing, Tenant shall quietly hold, occupy and enjoy the Leased Premises throughout the Term, without any hindrance, ejection or molestation by Landlord with respect to matters that arise after the date hereof, provided that Landlord or its agents may enter upon and examine any of the Leased Premises at such reasonable times as Landlord may select and upon reasonable notice to Tenant (except in the case of any emergency, in which event no notice shall be required) for the purpose of inspecting such Leased Premises, verifying compliance or non-compliance by Tenant with its obligations hereunder and the existence or non-existence of an Event of Default or event which with the passage of time and/or notice would constitute an Event of Default, showing such Leased Premises to prospective Lenders and purchasers, making any repairs and taking such other action with respect to such Leased Premises as is permitted by any provision hereof. Tenant shall permit inspection of any of the Leased Premises by any federal, state, county or municipal officer or representative to determine if such Leased Premises or any portion thereof comply with any Law or Legal Requirement.

5. Term.

(a) Subject to the provisions hereof, Tenant shall have and hold the Leased Premises for an initial term (as extended or renewed in accordance with the provisions hereof, the "Term") commencing on the date hereof (the "Commencement Date") and ending on the last day of the two hundred fortieth (240th) full calendar month next following the date hereof (the "Expiration Date"). If all Rent and all other sums due hereunder shall not have been fully paid by the end of the Term, Landlord may, at its option, extend the Term until all said sums shall have been fully paid.

(b) Provided that if, on or prior to the Expiration Date or any other Renewal Date (as hereinafter defined) this Lease shall not have been terminated pursuant to any provision hereof, then on the Expiration Date and on the tenth (10th) anniversary of the Expiration Date (each such date, a "Renewal Date"), the Term shall be deemed to have been automatically extended for an additional period of ten (10) years (each of the extension periods, a "Renewal Term"), unless Tenant shall notify Landlord in writing in recordable form at least twenty four (24) months prior to the next Renewal Date that Tenant is terminating this Lease as of the next Renewal Date. Any such extension of the Term shall be subject to all of the provisions of this Lease (except that Tenant shall not have the right to any additional Renewal Terms).

(c) If Tenant exercises its option pursuant to Paragraph 5(b) not to have the Term automatically extended, or if an Event of Default occurs, then Landlord shall have the right during the remainder of the Term then in effect and, in any event, Landlord shall have the right during the last year of the Term, to (i) advertise the availability of any of the Leased Premises for sale or reletting and to erect upon any of the Leased Premises two (2) signs in a location and

having an appearance reasonably acceptable to Tenant indicating such availability and (ii) show any of the Leased Premises to prospective purchasers or tenants or their agents at such reasonable times during Tenant's normal business hours as Landlord may select.

6.   Basic Rent.

Tenant shall pay to Landlord for the Leased Premises during the Term, annual rent in the amounts ("Basic Rent") and on the dates (each, a "Basic Rent Payment Date") provided for in Exhibit "D". Each payment of Basic Rent shall be made to Landlord (or one or more other Persons as Landlord may designate) in Federal Funds on each Basic Rent Payment Date, without offset, abatement or deduction, pursuant to wire transfer instructions delivered to Tenant from time to time.

7.   Additional Rent.

(a)   Tenant shall pay and discharge, as additional rent (collectively, "Additional Rent"):

(i)   except as otherwise specifically provided herein, all Costs of Tenant, Landlord (including Costs of Landlord's counsel and Landlord's reasonable internal Costs) and any other Persons specifically referenced herein which are incurred in connection or associated with (A) the ownership, use, non-use, occupancy, monitoring, possession, operation, condition, design, construction, maintenance, alteration, repair or restoration of the Leased Premises pursuant to the provisions of this Lease, (B) the enforcement of, in accordance with this Lease, or the performance of any of Tenant's obligations under this Lease, (C) any sale or other transfer of any of the Leased Premises to Tenant under this Lease, including costs and expenses incurred in connection with the payment of a Prepayment Premium, (D) any Condemnation proceedings, (E) the adjustment, settlement or compromise of any insurance claims involving or arising from any of the Leased Premises, (F) the prosecution, defense or settlement of any litigation involving or arising from any of the Leased Premises, this Lease, or the sale of any of the Leased Premises to Landlord, (G) the exercise or enforcement by Landlord of any of its rights under this Lease, (H) any amendment or supplement to or modification or termination of this Lease requested by Tenant or necessitated by any action of Tenant, including without limitation, any default by Tenant in the performance of any of its obligations under this Lease, (I) the preparation, negotiation and execution of this Lease, any act undertaken by Landlord (or its counsel) at the request of Tenant, any act of Landlord performed on behalf of Tenant, or the review and monitoring of compliance by Tenant with the terms of this Lease, including compliance with the Construction Agency Agreement applicable Law, (J) Tenant's failure to act promptly in an emergency situation, (K) associated with the wire transfers of Rent payments, and (L) all other items specifically required to be paid by Tenant under this Lease;

(ii)   If all or any portion of any installment of Basic Rent is due and not paid by the applicable Basic Rent Payment Date, an amount (the "Late Charge") equal to five percent (5%) of the amount of such unpaid installment or portion thereof to reimburse Landlord for its cost and inconvenience incurred as a result of Tenant's delinquency;

(iii)   a sum equal to any additional sums (including any late charge in excess of the amount payable under clause (ii) above for that portion of the Basic Rent paid to the Lender as scheduled installments of principal and interest, default penalties, interest in excess of amounts payable under clause (iv) below for that portion of the Basic Rent paid to the Lender as scheduled installments of principal and interest, and fees of Lender's counsel) which are payable by Landlord to any Lender under any Note by reason of Tenant's late payment or non-payment of Basic Rent or by reason of an Event of Default; and

       (iv)   interest at the rate (the "Default Rate") of five percent (5%) over the Prime Rate per annum on the following sums until paid in full: (A) all overdue installments of Basic Rent from the respective due dates thereof, (B) all overdue amounts of Additional Rent relating to obligations of Tenant hereunder which Landlord shall have paid on behalf of Tenant, from the date of payment thereof by Landlord, and (C) all other overdue amounts of Additional Rent, from the date when any such amount becomes overdue.

       (b)   Tenant shall pay and discharge (i) any Additional Rent referred to in Paragraph 7(a)(i) when the same shall become due; provided that amounts which are billed to Landlord or any third party, but not to Tenant, shall be paid within ten (10) days after Landlord's demand for payment thereof, and (ii) any other Additional Rent, within ten (10) days after Landlord's demand for payment thereof.

       (c)   In no event shall amounts payable under Paragraph 7(a)(ii), (iii) and (iv) or elsewhere in this Lease exceed the maximum amount permitted by applicable Law.

8.   Net Lease: Non-Terminability.

       (a)   This is a net lease and all Monetary Obligations shall be paid without notice or demand and without set-off, counterclaim, recoupment, abatement, suspension, deferment, diminution, deduction, reduction or defense (collectively, a "Set-Off").

       (b)   This Lease and the rights of Landlord and the obligations of Tenant hereunder shall not be affected by any event or for any reason or cause whatsoever foreseen or unforeseen.

       (c)   The obligations of Tenant hereunder shall be separate and independent covenants and agreements, all Monetary Obligations shall continue to be payable in all events (or, in lieu thereof, Tenant shall pay amounts equal thereto), and the obligations of Tenant hereunder shall continue unaffected unless the requirement to pay or perform the same shall have been terminated pursuant to an express provision of this Lease. The obligation to pay Rent or amounts equal thereto shall not be affected by any collection of rents by any governmental body pursuant to a tax lien or otherwise. All Rent payable by Tenant hereunder shall constitute "rent" for all purposes (including Section 502(b)(6) of the Federal Bankruptcy Code).

       (d)   Except as otherwise expressly provided herein, Tenant shall have no right and hereby waives all rights which it may have under any Law to (i) quit, terminate or surrender this Lease or any of the Leased Premises, or (ii) any Set-Off of any Monetary Obligations.

9.   Payment of Impositions.

       (a)   Tenant shall pay and discharge when due: all taxes (including real and personal property, franchise, sales, use, gross receipts and rent taxes); all charges for any easement or agreement maintained for the benefit of the Leased Premises; all assessments (including special assessments and any other charges or claims imposed by a governmental or municipal entity) and levies; all fines, penalties and other costs in connection with noncompliance with any applicable Law; all permit, inspection and license fees; all rents and charges for water, sewer, utility and communication services relating to the Leased Premises; all ground rents and all other public charges, imposed upon or assessed against (i) Tenant, (ii) Tenant's interest in any of the Leased Premises, (iii) any of the Leased Premises, (iv) Landlord as a result of or arising in respect of the acquisition, ownership, occupancy, leasing, use, possession or sale of any of the Leased Premises, any activity conducted on the Leased Premises, or the Rent, or (v) any Lender by reason of any Note, Mortgage, Assignment or other document evidencing or securing a Loan and which (as to this clause (v)) Landlord has agreed to pay (collectively, the "Impositions"); provided that nothing herein shall obligate Tenant to pay (A) income, excess profits or other taxes of Landlord (or Lender) which are determined on the basis of Landlord's (or Lender's) net income or net worth (unless such taxes are in lieu of or a substitute for any other tax, assessment or other charge upon or with respect to any of the Leased Premises which, if it were in effect, would be payable by Tenant under the provisions hereof or by the terms of such tax, assessment or other charge), (B) any estate, inheritance, succession, gift or similar tax imposed on Landlord or (C) any capital gains tax imposed on Landlord in connection with the sale of any of the Leased Premises to any Person. Landlord shall have the right to require Tenant to pay, together with scheduled installments of Basic Rent, the amount of the gross receipts or rent tax, if any, payable with respect to the amount of such installment of Basic Rent. If any Imposition may be paid in installments without interest or penalty, Tenant shall have the option to pay such Imposition in installments. Tenant shall prepare and file all tax reports required by governmental authorities which relate to the Impositions. Tenant shall deliver to Landlord (1) copies of all settlements and notices pertaining to the Impositions which may be issued by any governmental authority within ten (10) days after Tenant's receipt thereof, (2) receipts for payment of all taxes required to be paid by Tenant hereunder within thirty (30) days after the due date thereof and (3) receipts for payment of all other Impositions within ten (10) days after Landlord's request therefor.

(b)   Following the occurrence of an Event of Default, or if Landlord is required by a Lender, Tenant shall pay to Landlord such amounts (each an "Escrow Payment") monthly or as required by such Lender (but not more often than monthly) so that there shall be in an escrow account an amount sufficient to pay the Escrow Charges (as hereinafter defined) as they become due. As used herein, "Escrow Charges" means real estate taxes and assessments on or with respect to any of the Leased Premises or payments in lieu thereof and premiums on any insurance required by this Lease and any reserves for capital improvements, deferred maintenance, repair and/or tenant improvements and leasing commissions required by any Lender. Landlord shall determine the amount of the Escrow Charges (it being agreed that if required by a Lender, such amount shall equal any corresponding escrow installments required to be paid by Landlord) and the amount of each Escrow Payment. The Escrow Payments shall not be commingled with any other funds of Landlord or other Persons and no interest thereon shall be due or payable to Tenant. Landlord shall apply the Escrow Payments to the payment of the Escrow Charges in such order or priority as Landlord shall determine or as required by Law. If at any time the Escrow Payments theretofore paid to Landlord shall be insufficient for the payment of the Escrow Charges, Tenant, within ten (10) days after Landlord's demand therefor, shall pay the amount of the deficiency to Landlord. If at any time after escrows are required to be paid by Tenant pursuant to this Paragraph 9(b) no Event of Default as described in the first sentence of this Paragraph 9(b) exists for six (6) consecutive months, Tenant shall not be required to continue to pay such escrows unless and until another such Event of Default occurs, and all sums on deposit in such escrow account shall be paid over to Tenant promptly after either of such conditions is no longer in effect. However, if escrows are so reinstituted, Tenant shall be required to pay the escrows described in this Paragraph 9(b) for the balance of the Term. At the end of the Term, the balance remaining in any escrow account, including all interest accrued thereon, shall be returned to Tenant.

10. <u>Compliance with Laws and Easement Agreements; Environmental Matters</u>.

(a) Tenant shall, at its expense, comply with and conform to, and cause the Leased Premises and any other Person occupying any part of the Leased Premises to comply with and conform to, all Insurance Requirements and all Legal Requirements (including all applicable Environmental Laws). Tenant shall not at any time (i) cause, permit or suffer to occur any Environmental Violation or (ii) permit any sublessee, assignee or other Person occupying any of the Leased Premises under or through Tenant to cause, permit or suffer to occur any Environmental Violation and, at the request of Landlord or Lender, Tenant shall promptly remediate or undertake any other appropriate response action to correct any existing Environmental Violation, however immaterial but in a manner which is commercially reasonable and sufficient to remediate or correct such Environmental Violations to levels consistent with the permitted uses of the Leased Premises and in all instances in a manner and to a degree that complies with all Legal Requirements (including all applicable Environmental Laws), or (iii) without the prior written consent of Landlord and Lender, permit any drilling or exploration for or extraction, removal, or production of any minerals from the surface or the subsurface of any of the Real Property, regardless of the depth thereof or the method of mining or extraction thereof. Any and all reports prepared for or by Landlord with respect to the Leased Premises shall be for the sole benefit of Landlord and Lender and no other Person shall have the right to rely on any such reports.

(b) Tenant, at its sole cost and expense, will at all times promptly and faithfully abide by, discharge and perform all of the covenants, conditions and agreements contained in any Easement Agreement on the part of Landlord or the occupier to be kept and performed thereunder. Tenant will not alter, modify, amend or terminate any Easement Agreement, give any consent or approval thereunder, or enter into any new Easement Agreement without, in each case, prior written consent of Landlord, which consent shall not be unreasonably withheld, conditioned or delayed. As long as no Event of Default is continuing, Landlord shall not alter, modify, amend or terminate any Easement Agreement, give any consent or approval thereunder or enter into any new Easement Agreement without, in each case, the prior written consent of Tenant, which shall not be unreasonably withheld, conditioned or delayed. Provided, Landlord shall not be required to obtain Tenant's prior written consent or any consent of Tenant, to alter, modify, amend or terminate any Easement Agreement, give any consent or approval thereunder or enter into any new Easement Agreement where Landlord's action is required by any Legal Requirement or not discretionary.

(c) Upon prior written notice from Landlord, Tenant shall permit such persons as Landlord may designate ("<u>Site Reviewers</u>") to visit any of the Leased Premises during Tenant's normal business hours and in a manner which does not unreasonably interfere with Tenant's operations and perform, as agents of Tenant, environmental site investigations and assessments ("Site Assessments") on any of the Leased Premises in any of the following circumstances: (i) in connection with any sale, financing or refinancing of any of the Leased Premises, (ii) within the six month period prior to the expiration of the Term, (iii) if required by Lender or the terms of any credit facility to which Landlord is bound, (iv) if an Event of Default exists, or (v) at any other time that Landlord or Lender have a reasonable grounds, based on facts known to Landlord and Lender, to believe that an Environmental Violation or any condition that could reasonably be expected to result in any Environmental Violation exists. Such Site Assessments may include both above and below the ground testing for Environmental Violations and such other tests as may be necessary, in the opinion of the Site Reviewers, to conduct the Site Assessments; provided that no such Site Assessment shall include an invasive investigation unless in the opinion of the Site Reviewer an invasive investigation is required under any applicable Law or by a governmental authority having jurisdiction over the Leased Premises. Tenant shall supply to the Site Reviewers such historical and operational information regarding the applicable Leased Premises as may be reasonably requested by the Site Reviewers to facilitate the Site Assessments, and shall make available for meetings with the Site Reviewers appropriate personnel having knowledge of such matters. The cost of performing and reporting any Site Assessments shall be paid by Tenant, provided, if Tenant is not in default under this Lease and Landlord has no reasonable grounds to believe that an Environmental Violation or any condition that could reasonably be expected to result in any Environmental Violation exists, the cost of any Site Assessment performed for due diligence purposes related to any proposed sale or re-leasing of the Leased Premises by Landlord shall be paid by Landlord.

(d)   If an Environmental Violation occurs or is found to exist and, in Landlord's reasonable judgment, the cost of remediation of, or other response action with respect to, the same is likely to exceed $300,000.00, Tenant shall provide to Landlord, within ten (10) days after Landlord's request therefor, adequate financial assurances that Tenant will effect such remediation in accordance with applicable Environmental Laws. Such financial assurances shall be a bond or letter of credit or other assurances satisfactory to Landlord in form and substance and in an amount equal to or greater than Landlord's reasonable estimate, based upon a Site Assessment performed pursuant to Paragraph 10(c), of the anticipated cost of such remedial action. Any such financial assurances shall be reduced from time-to-time as appropriate to maintain an amount equal to greater than Landlord's reasonable estimate for the remaining work to be performed on the Leased Premises; provided no such reduction shall be permitted unless this Lease remains in full force and effect at all times during the performance of such work.

(e)   Notwithstanding any other provision of this Lease, if an Environmental Violation occurs or is found to exist and the Term would otherwise terminate or expire, then, at the option of Landlord, the Term shall be automatically extended beyond the date of termination or expiration and this Lease shall remain in full force and effect beyond such date until the earlier to occur of (i) the completion of all remedial action in accordance with applicable Environmental Laws or (ii) the date specified in a written notice from Landlord to Tenant terminating this Lease.

(f)   If Tenant fails to promptly comply with any requirement of any Environmental Law in connection with any Environmental Violation which occurs or is found to exist, Landlord shall have the right (but no obligation) to take any and all actions as Landlord shall deem necessary or advisable in order to cure such Environmental Violation.

(g)   Tenant shall notify Landlord promptly after becoming aware of any Environmental Violation (or alleged Environmental Violation) or noncompliance with any of the covenants contained in this Paragraph 10 and shall forward to Landlord promptly after receipt thereof copies of all orders, reports, notices, permits, applications or other communications relating to any such violation or noncompliance.

(h)   All future leases, subleases or concession agreements relating to the Leased Premises entered into by Tenant shall contain covenants of the other party thereto which are identical to the covenants contained in Paragraph 10(a).

(i)   As of the date of this Lease, Tenant hereby represents that all required actions and obligations of Tenant with respect to those code enforcement actions and orders to correct from the City of Janesville noted in those certain zoning letters for the Property received by Landlord on September 25, 2006 for the Property and December 6, 2006 for the 2505 Real Property have been performed, except, Tenant is still required to provide the City of Janesville building inspector with architectural plans related to work completed in the modular shipping office located on the Property ("Modular Office Work"). Tenant shall complete the Modular Office Work on or prior to February 28, 2007.

11.   <u>Liens; Recording</u>.

(a)   Tenant shall not, directly or indirectly, create or permit to be created or to remain and shall promptly discharge or remove any lien, levy or encumbrance on any of the Leased Premises or on any Rent or any other sums payable by Tenant under this Lease, other than any Mortgage or Assignment, the Permitted Encumbrances and any mortgage, lien, encumbrance or other charge created by or resulting solely from any act or omission of Landlord. NOTICE IS HEREBY GIVEN THAT LANDLORD SHALL NOT BE LIABLE FOR ANY LABOR, SERVICES OR MATERIALS FURNISHED OR TO BE FURNISHED TO TENANT OR TO ANYONE HOLDING OR OCCUPYING ANY OF THE LEASED PREMISES THROUGH OR UNDER TENANT, AND THAT NO MECHANICS' OR OTHER LIENS FOR ANY SUCH LABOR, SERVICES OR MATERIALS SHALL ATTACH TO OR AFFECT THE INTEREST OF LANDLORD IN AND TO ANY OF THE LEASED PREMISES. LANDLORD MAY AT ANY TIME POST ANY REASONABLE NOTICES ON ANY OF THE LEASED PREMISES REGARDING SUCH NON-LIABILITY OF LANDLORD.

(b)   Tenant shall execute, deliver and record, file or register (collectively, "<u>record</u>") all such instruments as may be required by any present or future Law in order to evidence the respective interests of Landlord and Tenant in the Leased Premises, and shall cause a memorandum of this Lease (or, if such a memorandum cannot be recorded, this Lease), and any supplement hereto or thereto, to be recorded in such manner and in such places as may be required or permitted by any present or future Law in order to protect the validity and priority of this Lease.

12.   Maintenance and Repair.

(a)   Tenant shall at all times maintain the Leased Premises in as good repair and appearance as they are on the date hereof (subject to normal wear and tear) and fit to be used for their intended use in accordance with the better of the practices generally recognized as then acceptable by other companies in its industry or observed by Tenant with respect to the other real properties owned or operated by it. Tenant shall at all times maintain the Equipment in as good mechanical condition as it was on the later of the date hereof or the date of its installation, except for ordinary wear and tear.   Tenant shall at all times maintain the Warehouse Expansion Improvements in as good repair and appearance as they are on the Final Completion Date. Tenant shall take every other action necessary or appropriate for the preservation and safety of the Leased Premises.   Tenant shall promptly make all Alterations of every kind and nature, whether foreseen or unforeseen, which may be required to comply with the foregoing requirements of this Paragraph 12(a) or to comply with any Legal Requirement. Landlord shall not be required to make any Alteration, whether foreseen or unforeseen, or to maintain any of the Leased Premises in any way, and Tenant hereby expressly waives any right which may be provided for in any Law now or hereafter in effect to make Alterations at the expense of Landlord or to require Landlord to make Alterations. Any Alteration made by Tenant pursuant to this Paragraph 12 shall be made in conformity with the provisions of Paragraph 13. Tenant hereby agrees and covenants not to commit or permit any of the Leased Premises to suffer waste, and shall take all commercially reasonable precautions necessary or required to prevent waste from occurring at any of the Leased Premises. Notwithstanding the foregoing, (i) in no event shall the provisions of this Paragraph 12(a) be construed to require Tenant to make replacements of existing improvements in any circumstance in which the making of repairs to existing improvements would be sufficient to maintain the Leased Premises in as good a condition as on the date hereof, subject to ordinary wear and tear, and (ii) if Landlord determines that the roof needs to be replaced in the last two (2) years of the end of the Term and Landlord shall in its sole discretion require Tenant to make such replacement, the cost of such replacement will be borne by Tenant; provided that if Tenant elects to terminate this Lease at end of the initial Term, the cost of such replacement will be apportioned between Landlord and Tenant with Tenant's share equal to the cost of such roof replacement multiplied by a fraction, the numerator of which shall be the remainder of the Term from the time Landlord determines the roof needs replacement, and the denominator of which shall be the anticipated useful life of such roof as replaced.

(b)   If any Improvement, now or hereafter constructed, shall (i) encroach upon any setback or any property, street or right-of-way adjoining any of the Leased Premises, (ii) violate any zoning restrictions, including without limitation height or set-back restrictions, or the provisions of any restrictive covenant affecting any of the Leased Premises, (iii) hinder or obstruct any easement or right-of-way to which any of the Leased Premises is subject or (iv) impair the rights of others in, to or under any of the foregoing, Tenant shall, promptly after receiving notice or otherwise acquiring knowledge thereof, either (A) obtain from all necessary parties waivers or settlements of all claims, liabilities and damages resulting from each such encroachment, violation, hindrance, obstruction or impairment, whether the same shall affect Landlord, Tenant or both, or (B) take such action as shall be necessary to remove all such encroachments, hindrances or obstructions and to end all such violations or impairments, including, if necessary, making Alterations.

(c)   Tenant's covenants and agreements to maintain and repair the Leased Premises in this Paragraph 12 shall run with the land.

(d)   To the extent permitted by Law, Tenant waives its rights under and agrees not to enforce against Landlord the provisions of Section 704.07 of the Wisconsin Statutes, as amended (the "Wisconsin Statutes"). Landlord shall have no duty or obligation to make any of the repairs or have any of the maintenance obligations set out in Section 704.07 of the Wisconsin Statutes.

13.   Alterations and Improvements.

(a)   Other than the Warehouse Expansion Improvements, which are expressly permitted without Landlord's consent, Tenant shall not make (a) any non-structural Alterations to the Leased Premises that cost more than $750,000 in the aggregate over the Term or (ii) any structural Alterations to the Leased Premises, without having first obtained the prior written consent of Landlord and Lender. Tenant shall not construct upon the Real Property any additional buildings without having first obtained the prior written consent of Landlord (which consent shall not be unreasonably withheld, conditioned and delayed) and Lender. Tenant shall not be required to remove any Alterations except as required by Law or as required by Landlord as the condition to its consent to such Alteration.

(b)   If Tenant makes any Alterations pursuant to this Paragraph 13 or Paragraph 34 or as required by Paragraph 12 or 17 (such Alterations and actions being hereinafter collectively referred to as "Work"), then (i) the market value of the applicable Leased Premises shall not be lessened by any such Work or its usefulness impaired, (ii) all such Work shall be performed by Tenant in a good and workmanlike manner, (iii) all such Work shall be expeditiously completed in compliance with all Legal Requirements, (iv) all such Work shall comply with the requirements of all insurance policies required to be maintained by Tenant hereunder, (v) if any such Work involves the replacement of Equipment or parts thereto, all replacement Equipment or parts shall have a value and useful life equal to the greater of (A) the value and useful life on the date hereof of the Equipment being replaced or (B) the value and useful life of the Equipment being replaced immediately prior to the occurrence of the event which required its replacement (assuming such replaced Equipment was then in the condition required by this Lease), (vi) Tenant shall promptly discharge or remove all liens filed against the Leased Premises arising out of such Work, (vii) Tenant shall procure and pay for all permits and licenses required in connection with any such Work, (viii) all such Work shall be the property of Landlord and shall be subject to this Lease, and Tenant shall execute and deliver to Landlord any document requested by Landlord evidencing the assignment to Landlord of all estate, right, title and interest (other than the leasehold estate created hereby) of Tenant or any other Person thereto or therein, and (ix) Tenant shall comply, to the extent requested by Landlord or required by this Lease, with the provisions of Paragraphs 12(a) and 19(a), whether or not such Work involves restoration of any of the Leased Premises.

14.   Permitted Contests.

Notwithstanding any other provision of this Lease, Tenant shall not be required to (a) pay any Imposition, (b) discharge or remove any lien referred to in Paragraph 11 or 13 or (c) take any action with respect to any encroachment, violation, hindrance, obstruction or impairment referred to in Paragraph 12(b) (such non-compliance with the terms hereof being hereinafter referred to collectively as "Permitted Violations") and may dispute or contest the same, so long as at the time of such non-compliance no Event of Default exists and so long as Tenant shall contest, in good faith, the existence, amount or validity thereof, the amount of the damages caused thereby, or the extent of its or Landlord's liability therefor by appropriate proceedings which shall operate during the pendency thereof to prevent or stay (i) the collection of, or other realization upon, the Permitted Violation so contested, (ii) the sale, forfeiture or loss of any of the Leased Premises or any Rent to satisfy or to pay any damages caused by any Permitted Violation, (iii) any interference with the use or occupancy of any of the Leased Premises, (iv) any interference with the payment of any Rent, or (v) the cancellation or increase in the rate of any insurance policy or a statement by the carrier that coverage will be denied. Tenant shall provide Landlord security which is satisfactory, in Landlord's reasonable judgment, to assure that such Permitted Violation is corrected, including all Costs, interest and penalties that may be incurred or become due in connection therewith. While any proceedings which comply with the requirements of this Paragraph 14 are pending and any required security is held by Landlord, Landlord shall not have the right to correct any Permitted Violation thereby being contested unless Landlord is required by Law to correct such Permitted Violation and Tenant's contest does not prevent or stay such requirement as to Landlord. Each such contest shall be promptly and diligently prosecuted by Tenant to a final conclusion, except that Tenant, so long as the conditions of this Paragraph 14 are at all times complied with, has the right to attempt to settle or compromise such contest through negotiations. Tenant shall pay any and all losses, judgments, decrees and Costs in connection with any such contest and shall, promptly after the final determination or adjudication of such contest, fully pay and discharge the amounts which shall be levied, assessed, charged or imposed or be determined to be payable therein or in connection therewith, together with all penalties, fines, interest and Costs thereof or in connection therewith, and perform all acts the performance of which shall be ordered or decreed as a result thereof. No such contest shall subject Landlord to the risk of any civil or criminal liability.

15.   Indemnification.

(a)   Tenant shall pay, protect, indemnify, defend, save and hold harmless Landlord, Lender and all other Persons described in Paragraph 30 (each an "Indemnitee") from and against any and all liabilities, losses, damages (including punitive damages), penalties, Costs (including attorneys' fees and costs), causes of action, suits, claims, demands or judgments of any nature whatsoever, howsoever caused, without regard to the form of action and whether based on strict liability, gross negligence, negligence or any other theory of recovery at law or in equity, arising from (i) any matter pertaining to the acquisition (or the negotiations leading thereto), ownership, leasing, use, non-use, occupancy, operation, management, condition, design, construction, maintenance, repair or restoration of any of the Leased Premises, (ii) any Casualty in any manner arising from any of the Leased Premises, whether or not Indemnitee has or should have knowledge or notice of any defect or condition causing or contributing to said Casualty, (iii) any violation by Tenant of (A) any provision of this Lease (including any representation or warranty), (B) any contract or agreement to which Tenant is a party, (C) any Legal Requirement or (D) any Permitted Encumbrance or any encumbrance Tenant consented to or the Mortgage or Assignment or (iv) any alleged, threatened or actual Environmental Violation, including (A) liability for response costs and for costs of removal and remedial action incurred by the United States Government, any state or local governmental unit or any other Person, or damages from injury to or destruction or loss of natural resources, including the reasonable costs of assessing such injury, destruction or loss, incurred pursuant to Section 107 of CERCLA, or any successor section or act or provision of any similar state or local Law, (B) liability for costs and expenses of abatement, correction or clean-up, fines, damages, response costs or penalties which arise from the provisions of any of the other Environmental Laws and (C) liability for personal injury or property damage arising under any statutory or common-law tort theory, including damages assessed for the maintenance of a public or private nuisance or for carrying on of a dangerous activity.

(b)   In case any action or proceeding is brought against any Indemnitee by reason of any such claim, (i) Tenant may, except in the event of a conflict of interest or a dispute between Tenant and any such Indemnitee or during the continuance of an Event of Default, retain its own counsel and defend such action (it being understood that Landlord may employ counsel of its choice to monitor the defense of any such action, the cost of which shall be paid by Tenant) and (ii) such Indemnitee shall notify Tenant to resist or defend such action or proceeding by retaining counsel reasonably satisfactory to such Indemnitee (it being agreed that any counsel selected by Tenant's insurance company shall be deemed satisfactory), and such Indemnitee will cooperate and assist in the defense of such action or proceeding if reasonably requested to do so by Tenant. In the event of a conflict of interest or dispute or during the continuance of an Event of Default, Landlord shall have the right to select counsel, and the cost of such counsel shall be paid by Tenant.

(c)   The obligations of Tenant under this Paragraph 15 shall survive any termination, expiration or rejection in bankruptcy of this Lease.

16.   <u>Insurance</u>.

(a)   Each policy of insurance listed on Schedule 16(a) attached hereto (the "<u>Existing Insurance Policies</u>") is in full force and effect and all premiums due with respect thereto have been paid. There are no claims outstanding or pending under any Existing Insurance Policies.

(b)   Tenant shall obtain, pay for and maintain the following insurance on or in connection with each of the Leased Premises:

(i)   Insurance against all risk of physical loss or damage to the Improvements and Equipment as provided under "Special Causes of Loss" form coverage, including the perils of hail, windstorm, flood coverage, earthquake and acts of terrorism, in amounts not less than the actual replacement cost of the Improvements and Equipment without deduction for depreciation; provided that, if Tenant's insurance company is unable or unwilling to include any or all of such excluded perils, Tenant shall have the option of purchasing coverage against such perils from another insurer on a "Difference in Conditions" form or through a stand-alone policy. Such policies shall contain Replacement Cost and Agreed Amount Endorsements and "Law and Ordinance" coverage (at full replacement cost). Such policies and endorsements shall contain deductibles not more than $25,000 per occurrence. Such policies shall name Landlord as a named insured, and Lender as mortgagee/loss payee, with respect to such Leased Premises.

(ii)   Commercial General Liability Insurance and Umbrella/Excess Liability Insurance, including Business Automobile Liability Insurance (including Non-Owned and Hired Automobile Liability) against claims for personal injury, bodily injury, death, accident or property damage occurring on, in or as a result of the use of the Leased Premises, in an amount not less than $15,000,000 on a per location basis and on an occurrence basis. Coverage shall also include elevators/escalators (if any), independent contractors, contractual liability and Products/Completed Operations Liability coverage. Such policies shall name Landlord and Lender as additional insureds with respect to such Leased Premises.

(iii)   Workers' compensation insurance in the amount required by applicable Law .

(iv)   Employers' liability insurance covering all persons employed by Tenant in connection with any work done on or about such Leased Premises in the amount of $1,000,000 per accident, $1,000,000 per illness, per employee, and $1,000,000 per illness, in the aggregate.

(v)   Comprehensive Boiler and Machinery/Equipment Breakdown Insurance on any of the Equipment or any other equipment on or in such Leased Premises, in an amount not less than $5,000,000 per accident for damage to property (and which may be carried as part of the coverage required under clause (i) above or pursuant to a separate policy or endorsement). If such coverage is provided pursuant to a separate Boiler and Machinery policy or endorsement, Tenant will obtain a Joint Loss Agreement. Either such Boiler and Machinery policy endorsements or the Special Causes of Loss policy required in clause (i) above shall include at least $3,000,000 per incidence for Off-Premises Service Interruption, Expediting Expenses, Ammonia Contamination, and Hazardous Materials Clean-Up Expense and may contain a deductible not to exceed $25,000. Such policies shall name Landlord and Lender as loss payees with respect to such Leased Premises.

(vi)   Business Income/Extra Expense Insurance at limits sufficient to cover 100% of the period of indemnity not less than eighteen (18) months from time of loss and an extended period of indemnity of three hundred sixty-five (365) days. Such policies shall name Landlord and Lender as loss payees with respect to such Leased Premises.

(vii)   During any period in which substantial Alterations at such Leased Premises are being undertaken, builder's risk insurance covering the total completed value, including all hard and soft costs (which shall include business interruption coverage) with respect to the Improvements being constructed, altered or repaired (on a completed value, non-reporting basis), replacement cost of work performed and equipment, supplies and materials furnished in connection with such construction, alteration or repair of Improvements or Equipment, together with such other endorsements as Landlord may reasonably require, and general liability, worker's compensation and automobile liability insurance with respect to the Improvements being constructed, altered or repaired, in such form and in such amounts as Landlord may reasonably require. Such policies shall name Landlord and Lender as loss payees with respect to such Leased Premises.

(viii)   Such other insurance (or other terms with respect to any insurance required pursuant to this Paragraph 16, including without limitation amounts of coverage, deductibles, form of mortgagee clause) on or in connection with such Leased Premises as Landlord or Lender may reasonably require (including, without limitation mold insurance); provided that, such insurance is available to Tenant on a commercially reasonable basis and is consistent, as to types of coverage and amounts, with the requirements generally of institutional lenders or prudent owners or operators of similar properties.

(c)   The insurance required by Paragraph 16(a) shall be written by companies having a Best's rating of A:X or above and a claims paying ability rating of AA or better by S&P or equivalent rating agency approved by Landlord and Lender in their sole discretion and are authorized to write insurance policies by, the State Insurance Department (or its equivalent) for the states in which the Leased Premises are located. The insurance policies (i) shall be for such terms as Landlord may reasonably approve and (ii) shall be in amounts sufficient at all times to satisfy any coinsurance requirements thereof. If said insurance or any part thereof shall expire, be withdrawn, become void, voidable, unreliable or unsafe for any reason, including a breach of any condition thereof by Tenant or the failure or impairment of the capital of any insurer, or if for any other reason whatsoever said insurance shall become reasonably unsatisfactory to Landlord, Tenant shall immediately obtain new or additional insurance reasonably satisfactory to Landlord.

(d)   Each insurance policy referred to in clauses (i), (iv), (v) and (vi) of Paragraph 16(a) shall contain standard non-contributory mortgagee clauses in favor of and acceptable to Lender. Each policy required by any provision of Paragraph 16(a), except clause (iii) thereof, shall provide that it may not be cancelled, substantially modified or allowed to lapse on any renewal date except after thirty (30) days' prior written notice to Landlord and Lender.

(e)   Tenant shall pay as they become due all premiums for the insurance required by Paragraph 16(a), shall renew or replace each policy and deliver to Landlord evidence of the payment of the full premium therefor or installment then due at least ten (10) days prior to the expiration date of such policy, and shall promptly deliver to Landlord all original certificates of insurance evidencing such coverages or, if required by Lender, original or certified policies. All certificates of insurance (including liability coverage) provided to Landlord and Lender shall be on ACORD Form 27 (or its equivalent).

(f)   Anything in this Paragraph 16 to the contrary notwithstanding, any insurance which Tenant is required to obtain pursuant to Paragraph 16(a) may be carried under a "blanket" policy or policies covering other properties of Tenant or under an "umbrella" policy or policies covering other liabilities of Tenant, as applicable; provided that, such blanket or umbrella policy or policies otherwise comply with the provisions of this Paragraph 16, and upon request, Tenant shall provide to Landlord a Statement of Values which may be reviewed annually and shall be amended to the extent determined necessary by Landlord based on revised Replacement Cost Valuations. The original or a certified copy of each such blanket or umbrella policy shall promptly be delivered to Landlord.

(g)   Tenant shall not carry separate insurance concurrent in form or contributing in the event of a Casualty with that required in this Paragraph 16 unless (i) Landlord and Lender are included therein as named insureds, with loss payable as provided herein, and (ii) such separate insurance complies with the other provisions of this Paragraph 16. Tenant shall immediately notify Landlord of such separate insurance and shall deliver to Landlord the original policies or certified copies thereof.

(h)   Each policy (other than workers' compensation coverage) shall contain an effective waiver by the carrier against all claims for payment of insurance premiums against Landlord and shall contain a full waiver of subrogation against the Landlord.

(i)   The proceeds of any insurance required under Paragraph 16(a) shall be payable as follows:

(i)   proceeds payable under clauses (ii), (iii) and (iv) of Paragraph 16(a) and proceeds attributable to the general liability coverage of Builder's Risk insurance under clause (vi) of Paragraph 16(a) shall be payable to the Person entitled to receive such proceeds; and

(ii)   proceeds of insurance required under clause (i) of Paragraph 16(a) and proceeds attributable to Builder's Risk insurance (other than its general liability coverage provisions) under clause (vi) of Paragraph 16(a) shall be payable to Landlord or Lender and applied as set forth in Paragraph 17 or, if applicable, Paragraph 18. Tenant shall apply the Net Award to restoration of the Leased Premises in accordance with the applicable provisions of this Lease unless a Termination Event shall have occurred and Tenant has given a Termination Notice.

17.   Casualty and Condemnation.

(a)   Tenant shall give Landlord and Lender prompt notice of the occurrence of any Casualty. Landlord and Lender, in their discretion and upon notice to Tenant (except that no notice to Tenant shall be required if an Event of Default has occurred and is continuing), may adjust, collect and compromise all claims under any of the insurance policies required by Paragraph 16(a) (except public liability insurance claims payable to a Person other than Tenant, Landlord or Lender) and to execute and deliver on behalf of Tenant all necessary proofs of loss, receipts, vouchers and releases required by the insurers. Provided that no Event of Default has occurred and is continuing, Tenant shall be entitled to participate with Landlord and Lender in any adjustment, collection and compromise of the Net Award payable in connection with a Casualty. Tenant agrees to sign, upon the request of Landlord or Lender, all such proofs of loss, receipts, vouchers and releases. If Landlord or Lender so requests, Tenant shall adjust, collect and compromise any and all such claims, and Landlord and Lender shall have the right to join with Tenant therein. Any final adjustment, settlement or compromise of any such claim shall be subject to the prior written approval of Landlord and Lender, and Landlord and Lender shall have the right to prosecute or contest, or to require Tenant to prosecute or contest, any such claim, adjustment, settlement or compromise. Each insurer is hereby authorized and directed to make payment under said policies, including return of unearned premiums, directly to Landlord or, if required by the Mortgage, to Lender instead of to Landlord and Tenant jointly, and Tenant hereby appoints each of Landlord and Lender as Tenant's attorneys-in-fact to endorse any draft therefor. The rights of Landlord under this Paragraph 17(a) shall be extended to Lender if and to the extent that any Mortgage so provides.

(b)   Tenant shall provide Landlord and Lender prompt written notice of Tenant's receipt of a Condemnation Notice. Landlord and Lender are authorized to collect, settle and compromise, in their discretion (and, if no Event of Default exists, upon notice to Tenant), the amount of any Net Award. Provided that no Event of Default has occurred and is continuing, Tenant shall be entitled to participate with Landlord and Lender in any Condemnation proceeding or negotiations under threat thereof and to contest the Condemnation or the amount of the Net Award therefor. No agreement with any condemnor in settlement or under threat of any Condemnation shall be made by Tenant without the written consent of Landlord and Lender, which consent shall not be unreasonably withheld, delayed or conditioned. Subject to the provisions of this Paragraph 17(b), Tenant hereby irrevocably assigns to Landlord any award or payment to which Tenant is or may be entitled by reason of any Condemnation, whether the same shall be paid or payable for Tenant's leasehold interest hereunder or otherwise; but nothing in this Lease shall impair Tenant's right to any award or payment on account of Tenant's trade fixtures, equipment or other tangible property which is not part of the Equipment, moving expenses or loss of business, if available, to the extent that and so long as (i) Tenant shall have the right to make, and does make, a separate claim therefor against the condemnor and (ii) such claim does not in any way reduce either the amount of the award otherwise payable to Landlord for the Condemnation of Landlord's fee interest in the applicable Leased Premises or the amount of the award (if any) otherwise payable for the Condemnation of Tenant's leasehold interest hereunder. The rights of Landlord under this Paragraph 17(b) shall also be extended to Lender if and to the extent that any Mortgage so provides.

(c)   If any Partial Casualty (whether or not insured against) or Partial Condemnation shall occur (other than a Requisition) with respect to any of the Leased Premises, this Lease shall continue, notwithstanding such event, and there shall be no abatement or reduction of any Monetary Obligations. Promptly after such Partial Casualty or Partial Condemnation, Tenant, as required in Paragraphs 12(a) and 13(b), shall commence and diligently continue to restore the applicable Leased Premises as nearly as possible to its value, condition and character immediately prior to such event (assuming the Leased Premises to have been in the condition required by this Lease). Upon the receipt by Landlord of the entire Net Award of such Partial Casualty or Partial Condemnation, Landlord shall make such Net Award available to Tenant for restoration in accordance with and subject to the provisions of Paragraph 19(a). If a Requisition shall occur, Tenant shall comply with the terms and conditions of Paragraph 17(d). If any Casualty or Condemnation which is not a Partial Casualty, Partial Condemnation or Requisition shall occur, Tenant shall comply with the terms and conditions of Paragraph 18. Upon the expiration of the Term, any portion of such Net Award which shall not have been previously paid as set forth above shall be retained by Landlord.

(d)   In the event of a Requisition of the Leased Premises, any Net Award payable by reason of such Partial Condemnation shall be (i) retained by Landlord, or (ii) paid to Lender.

18.   Termination Events.

(a)   If all of any of the Leased Premises shall be taken by a Condemnation, Tenant shall, within thirty (30) days after Tenant receives a Condemnation Notice, give to landlord written notice (a "Termination Notice") of Tenant's election to terminate this Lease with respect to such Leased Premises (the "Affected Premises").

(b)   If a substantial portion of any of the Leased Premises is taken by a Condemnation or all or a substantial portion of any of the Leased Premises is totally damaged or destroyed by a

Casualty, Tenant shall have the option, within thirty (30) days after Tenant receives a Condemnation Notice or thirty (30) days after the Casualty, as the case may be, to give to Landlord a Termination Notice with respect to such Affected Premises. If Tenant elects not to give Landlord a Termination Notice, then Tenant shall restore, rebuild or repair such Affected Premises in accordance with Paragraphs 17 and 19.

(c)   A Termination Notice shall contain (i) notice of Tenant's intention to terminate this Lease with respect to the Affected Premises on the first Basic Rent Payment Date which occurs at least ninety (90) days after the Fair Market Value Date (the "Termination Date") and (ii) a binding and irrevocable offer of Tenant to pay the Termination Amount with respect to the Affected Premises. Promptly upon the delivery to Landlord of a Termination Notice, Landlord and Tenant shall commence to determine Fair Market Value with respect to the Affected Premises.

(d)   Landlord shall have the right to accept or reject any offer by Tenant to pay the Termination Amount with respect to any Affected Premises. If Landlord desires to reject any such offer, Landlord shall deliver to Tenant, not later than thirty (30) days following the Fair Market Value Date, written notice of Landlord's rejection of such offer (a "Rejection Notice"). Any such Rejection Notice shall contain the written consent of Lender to Landlord's rejection of Tenant's offer to pay the Termination Amount set out in the Termination Notice with respect to the Affected Premises. If Landlord rejects Tenant's offer to pay the Termination Amount with respect to the Affected Premises, this Lease shall terminate with respect to such Affected Premises on the Termination Date. Upon such termination, (i) Tenant shall pay to Landlord all Monetary Obligations and all other obligations and liabilities under this Lease allocable to the Affected Premises due on or prior to the Termination Date (collectively, "Remaining Obligations"), (ii) all other obligations of Tenant under this Lease with respect to the Affected Premises shall terminate except for any Surviving Obligations, (iii) Tenant shall immediately vacate and shall have no further right, title or interest in or to the Affected Premises, (iv) the Net Award shall be retained by Landlord, and (v) if the 2505 Premises are the Affected Premises, Landlord shall retain any amounts remaining in the Construction Escrow. Notwithstanding anything to the contrary hereinabove contained, (A) if on the Termination Date, Landlord shall not have received the full amount of the Net Award payable by reason of the applicable Termination Event, then the Termination Date shall be automatically extended to the first Basic Rent Payment Date after the receipt by Landlord of the full amount of the Net Award and (B) if on the Termination Date, Tenant has not satisfied all Remaining Obligations allocable to the Affected Premises, then Landlord may, at its option, extend the Termination Date to a date which is no later than the first Basic Rent Payment Date after the date on which Tenant has satisfied all such Remaining Obligations.

(e)   If Tenant shall not have received a Rejection Notice by the thirtieth (30th) day following the Fair Market Value Date, Landlord shall be conclusively presumed to have accepted Tenant's offer to pay the Termination Amount with respect to the Affected Premises. If Landlord accepts or is presumed to have accepted Tenant's offer to pay the Termination Amount with respect to the Affected Premises then, on the Termination Date, (i) Tenant shall pay to Landlord the Termination Amount and all Remaining Obligations allocable to the Affected Premises and, (ii) Landlord shall (A) disburse to Tenant any amounts remaining in the

Construction Escrow and (B) if requested by Tenant, convey to Tenant or its designee the Affected Premises or the remaining portion thereof, if any, all in accordance with Paragraph 20.

(f)   In the event of the termination of this Lease as to any Affected Premises as hereinabove provided, this Lease shall remain in full force and effect as to the Remaining Premises; provided that the Basic Rent for the Remaining Premises to be paid after such termination shall be the Basic Rent otherwise payable hereunder with respect to the Leased Premises multiplied by a percentage equal to the sum of the percentages set forth on Exhibit "F" for the Remaining Premises.

19.   Restoration.

(a)   If any Net Award is in excess of $100,000, Landlord (or Lender if required by any Mortgage) shall hold the Net Award in a fund (the "Restoration Fund") and disburse amounts from the Restoration Fund only in accordance with the following conditions:

(i)   prior to commencement of restoration, (A) the architects, contracts, contractors, plans and specifications and a budget for the restoration shall have been approved by Landlord, which approval shall not be unreasonably withheld, conditioned or delayed (B) Landlord and Lender shall be provided by Tenant with mechanics' lien insurance (if available) and acceptable performance and payment bonds which insure completion of and payment for the restoration, are in an amount and form and have a surety reasonably acceptable to Landlord, and name Landlord and Lender as additional dual obligees, and (C) appropriate waivers of mechanics' and materialmen's liens shall have been filed**;**

(ii)   at the time of any disbursement, no Event of Default shall exist and no mechanics' or materialmen's liens shall have been filed against the applicable Leased Premises and remain undischarged;

(iii)   disbursements shall be made from time to time in an amount not exceeding the cost of the Work completed since the last disbursement, upon receipt of (A) satisfactory evidence, including architects' certificates, of the stage of completion, the estimated total cost of completion and performance of the Work to date in a good and workmanlike manner in accordance with the contracts, plans and specifications, (B) waivers of liens, (C) contractors' and subcontractors' sworn statements as to completed Work and the cost thereof for which payment is requested, (D) a satisfactory bringdown of title insurance and (E) other evidence of cost and payment so that Landlord and Lender can verify that the amounts disbursed from time to time are represented by Work that is completed, in place and free and clear of mechanics' and materialmen's lien claims;

(iv)   each request for disbursement shall be accompanied by a certificate of Tenant, signed by the president or a vice president of Tenant, describing the Work for which payment is requested, stating the cost incurred in connection therewith, stating that Tenant has not previously received payment for such Work and, upon completion of the Work, also stating that the Work has been fully completed and complies with the applicable requirements of this Lease;

(v)   Landlord may retain ten percent (10%) of the Restoration Fund until the Work is substantially completed, except for "punch-list" items permitted pursuant to the Construction Agency Agreement;

(vi)   If the Restoration Fund is held by Landlord, the Restoration Fund shall not be commingled with Landlord's other funds and shall bear interest at a rate agreed to by Landlord and Tenant; and

(vii)   such other reasonable conditions as Landlord or Lender may impose.

(b)   Prior to commencement of restoration and at any time during restoration, if the estimated cost of completing the restoration Work free and clear of all liens, as reasonably determined by Landlord's construction consultant or agent, exceeds the amount of the Net Award available for such restoration, the amount of such excess shall, within five (5) days of demand by Landlord, be paid by Tenant to Landlord to be added to the Restoration Fund. Any sum so added by Tenant which remains in the Restoration Fund upon completion of restoration shall be refunded to Tenant. For purposes of determining the source of funds with respect to the disposition of funds remaining after the completion of restoration, the Net Award shall be deemed to be disbursed prior to any amount added by Tenant.

(c)   If any sum remains in the Restoration Fund after completion of the restoration and any refund to Tenant pursuant to Paragraph 19(b), such sum (the "Remaining Sum") shall be retained by Landlord or, if required by a Note or Mortgage, paid by Landlord to a Lender.

20.   Procedures Upon Purchase.

(a)   If any of the Leased Premises are purchased by Tenant pursuant to any provision of this Lease, Landlord need not convey any better title thereto than that which was conveyed to Landlord, and Tenant or its designee shall accept such title, subject, however, to the Permitted Encumbrances and to all other liens, exceptions and restrictions on, against or relating to such Leased Premises created by or on behalf of Tenant and not by or on behalf of Landlord and to all applicable Laws, but free of the lien of and security interest created by any Mortgage or Assignment and liens, exceptions and restrictions on, against or relating to the Leased Premises which have been created by or resulted solely from acts of Landlord after the date of this Lease, unless the same are Permitted Encumbrances or customary utility easements benefiting such Leased Premises or were created with the concurrence of Tenant or as a result of a default by Tenant under this Lease.

(b)   Upon the date fixed for any such purchase of any of the Leased Premises pursuant to any provision of this Lease (any such date the "Purchase Date"), Tenant shall pay to Landlord, or to any Person to whom Landlord directs payment, the Relevant Amount therefor specified herein, in Federal Funds, less any credit of the Net Award received and retained by Landlord or a Lender allowed against the Relevant Amount, and Landlord shall deliver to Tenant (i) a special warranty deed which describes the premises being conveyed and conveys the title thereto as provided in Paragraph 20(a), (ii) such other instruments as shall be necessary to transfer to Tenant or its designee any other property (or rights to any Net Award not yet received by Landlord or a Lender) then required to be sold by Landlord to Tenant pursuant to this Lease and (iii) any Net Award received by Landlord, not credited to Tenant against the Relevant Amount and required to be delivered by Landlord to Tenant pursuant to this Lease; provided, that if any Monetary Obligations remain outstanding on such date, then Landlord may deduct from the Net Award the amount of such Monetary Obligations; and further provided, that if any event has occurred which Landlord has reasonable grounds, based on known facts, to believe will likely subject any Indemnitee to any liability which Tenant is required to indemnify against pursuant to Paragraph 15, then an amount shall be deducted from the Net Award which, in Landlord's reasonable judgment, is sufficient to satisfy such liability, which amount shall be deposited in an escrow account with a financial institution reasonably satisfactory to Landlord and Tenant pending resolution of such matter. If on the Purchase Date any Monetary Obligations remain outstanding and no Net Award is payable to Tenant by Landlord or the amount of such Net Award is less than the amount of the Monetary Obligations, then Tenant shall pay to Landlord on the Purchase Date the amount of such Monetary Obligations. Upon the completion of such purchase, this Lease and all obligations and liabilities of Tenant hereunder shall terminate with respect to the applicable Leased Premises (but not with respect the Remaining Premises), except any Surviving Obligations.

(c)   If the completion of such purchase shall be delayed after (i) the Termination Date, in the event of a purchase pursuant to Paragraph 18 or, (ii) the date scheduled for such purchase, in the event of a purchase under any other provision of this Lease then (x) Rent shall continue to be due and payable until completion of such purchase and (y) at Landlord's sole option, Fair Market Value shall be redetermined and the Relevant Amount payable by Tenant pursuant to the applicable provision of this Lease shall be adjusted to reflect such redetermination.

(d)   Any prepaid Monetary Obligations paid to Landlord shall be prorated as of the Purchase Date, and the prorated unapplied balance shall be deducted from the Relevant Amount due to Landlord; provided that no apportionment of any Impositions shall be made upon any such purchase.

21.   Assignment and Subletting: Prohibition against Leasehold Financing.

(a)   Tenant may not assign this Lease (voluntarily or involuntarily, whether by operation of law or otherwise, including through merger or consolidation) to any Person other than (i) an assignment of all, but not less than all, of Tenant's interest in this Lease in connection with a Permitted Asset Transfer or a Permitted Change of Control, or (ii) an assignment to a Person which is and continues throughout the Term to be (A) a wholly-owned Subsidiary of Tenant or (B) a Credit Entity, without the prior written consent of Landlord (which consent shall not be unreasonably withheld, conditioned or delayed) and Lender. Any purported assignment in violation of this Paragraph 21(a) shall be null and void.

(b)   If Tenant desires to assign this Lease to a Person (a "Non-Preapproved Assignee") that is not a wholly-owned Subsidiary of Tenant or a Credit Entity (a "Non-Preapproved Assignment") then Tenant shall, not less than ninety (90) days prior to the date on which it desires to make such Non-Preapproved Assignment, submit to Landlord and Lender information regarding the following with respect to the Non-Preapproved Assignee (collectively, the "Review Criteria"): (A) credit, (B) capital structure, (C) management, (D) operating history, (E) proposed use of the Leased Premises and (F) risk factors associated with the proposed use of the Leased Premises by the Non-Preapproved Assignee. Landlord and Lender shall review such information and shall approve or disapprove the Non-Preapproved Assignment no later than the thirtieth (30th) day following receipt of all such information, and Landlord and Lender shall be deemed to have acted reasonably in granting or withholding consent if such grant or disapproval is based on their review of the Review Criteria applying prudent business judgment. If a response is not received by Tenant by the expiration of such thirty (30) day period, such Non-Preapproved Assignment shall be deemed disapproved.

(c)   Tenant shall have the right, upon thirty (30) days prior written notice to Landlord and Lender, to enter into (x) one or more subleases with any wholly-owned Subsidiary of Tenant or any Credit Entity or (y) one or more subleases with any third parties that demise, in the aggregate, up to, but not to exceed ten percent (10%) of the gross leaseable area (on a square footage basis) of any of the Improvements, with no consent or approval of Landlord being required or necessary (each, a "Preapproved Sublet"). Other than pursuant to Preapproved Sublets, at no time during the Term shall subleases exist for more than ten percent (10%) of the gross leaseable area (on a square footage basis) of any of the Improvements without the prior written consent of Landlord, which consent shall be granted or withheld based on a review of the Review Criteria as they relate to the proposed subtenant and the terms of the proposed sublease. Landlord and Lender shall be deemed to have acted reasonably in granting or withholding consent if such grant or disapproval is based on their review of the Review Criteria applying prudent business judgment. Any purported sublease in violation of this Paragraph 21(c) shall be null and void.

(d)   If Tenant assigns all of its rights and interest under this Lease, the assignee under such assignment shall expressly assume all the obligations of Tenant hereunder, actual or contingent, arising after the date of such assignment, by a written instrument delivered to Landlord at the time of such assignment and shall also provide a certification reasonably required by Landlord related to compliance with the USA Patriot Act substantially in the form of Exhibit "G". Each sublease of any of the Leased Premises shall (A) be expressly subject and subordinate to this Lease and any Mortgage encumbering such Leased Premises; (B) not extend beyond the then current Term minus one day; (C) terminate upon any termination of this Lease, unless Landlord elects in writing, to cause the subtenant to attorn to and recognize Landlord as the lessor under such sublease, whereupon such sublease shall continue as a direct lease between the subtenant and Landlord upon all the terms and conditions of such sublease; and (D) bind the subtenant to all covenants contained in Paragraphs 4(a), 10 and 12 with respect to subleased premises to the same extent as if the subtenant were the Tenant. Except as provided in Paragraph 21(j) and Paragraph 21(k), no assignment or sublease shall affect or reduce any of the obligations of Tenant hereunder, and all such obligations of Tenant shall continue in full force and effect as obligations of a principal and not as obligations of a guarantor, as if no assignment or sublease had been made. No assignment or sublease shall impose any additional obligations on Landlord under this Lease.

(e)   Tenant shall, within ten (10) days after the execution and delivery of any assignment or sublease, deliver a duplicate original copy thereof to Landlord which, in the event of an assignment, shall be in recordable form. With respect to any assignment to a wholly-owned Subsidiary of Tenant or Credit Entity or any Preapproved Sublet, at least thirty (30) days prior to the effective date of such assignment or sublease, Tenant shall provide to Landlord information reasonably required by Landlord to establish that the Person involved in any such proposed assignment or sublet is a wholly-owned Subsidiary of Tenant, a Credit Entity, or satisfies the criteria set forth in this Lease for a Preapproved Sublet, as the case may be.

(f)   As security for performance of its obligations under this Lease, Tenant hereby grants, conveys and assigns to Landlord all right, title and interest of Tenant in and to all subleases now in existence or hereafter entered into with respect to all or any portion of any of the Leased Premises, any and all extensions, modifications and renewals thereof and all rents, issues and profits therefrom. Landlord hereby grants to Tenant a license to collect and enjoy all rents and other sums of money payable under any sublease of any of the Leased Premises; provided, however, that Landlord shall have the absolute right at any time during the continuation of an Event of Default upon notice to Tenant and any subtenants to revoke said license and to collect such rents and sums of money and to retain the same. Any amounts collected shall be applied to Rent payments next due and owing. Tenant shall not consent to, cause or allow any modification or alteration of any of the terms, conditions or covenants of any of the subleases or the termination thereof, without the prior written consent of Landlord nor shall Tenant accept any rents more than thirty (30) days in advance of the accrual thereof nor do nor permit anything to be done, the doing of which, nor omit or refrain from doing anything, the omission of which, will or could be a breach of or default in the terms of any of the subleases.

(g)   Except as provided in Paragraph 35, Tenant shall not have the power to mortgage, pledge or otherwise encumber its interest under this Lease or any sublease of the Leased Premises, and any such mortgage, pledge or encumbrance made in violation of this Paragraph 21 shall be void and of no force and effect.

(h)   Tenant shall pay to Landlord with each monthly installment of Basic Rent, as Additional Rent, one half of all Net Sublet Rent paid by any subtenant for the prior month under any sublease for all or any portion of any of the Leased Premises, except in the event that such sublease is to a wholly-owned subsidiary of Tenant. The term "Net Sublet Rent" as used in this Paragraph 21(h) means the aggregate amount of all rent payable by all subtenants for any portion of any of the Leased Premises less all reasonable costs and expenses incurred by Tenant in connection with such subletting, including, without limitation (i) any operating expenses certified by Tenant relating to that portion of such Leased Premises sublet (ii) the cost of any improvements constructed and paid for by Tenant specifically for such subtenant and (iii) the product of (A) Basic Rent then in effect multiplied by (B) the percentage of the leaseable square feet of such Leased Premises sublet.

(i)   Landlord may sell or transfer any of the Leased Premises at any time without Tenant's consent to one or more third parties (each a "Third Party Purchaser"). In the event of any such transfer, Tenant shall attorn to any Third Party Purchaser as Landlord so long as such Third Party Purchaser and Landlord notify Tenant in writing of such transfer and such transferee of Landlord's interest takes the Leased Premises subject to this Lease. At the request of Landlord, Tenant will execute such documents confirming Tenant's attornment and such other agreements as Landlord may reasonably request (including, without limitation, a separate leases for each Leased Premises); provided that such agreements do not increase the liabilities and obligations of Tenant hereunder.

(j)   Tenant shall not, in a single transaction or series of transactions (including any interim merger or consolidation), sell, convey, transfer, abandon or lease to any Person all or substantially all of its assets (an "Asset Transfer"), and any such Asset Transfer shall be deemed an assignment in violation of this Lease; except that Tenant shall have the right to conduct an Asset Transfer (a "Permitted Asset Transfer") if the following conditions are met: (i) the Asset Transfer is to a Person that (A) immediately following such transaction or transactions, taken in the aggregate, is (or would be on pro forma basis) (x) a wholly-owned Subsidiary of Tenant, (y) a Credit Entity, or (z) a Qualified Transferee or (B) is approved in writing by Landlord and Lender under the Review Criteria as a Non-Preapproved Assignee in accordance with the provisions of Paragraph 21(b); and (ii) this Lease is assigned to such Person as a part of such Asset Transfer. In the event of an Asset Transfer to a wholly-owned Subsidiary of Tenant, any subsequent sale of the assets of the original Tenant named herein by such Tenant Subsidiary shall be governed by the requirements of this subparagraph (j) irrespective of whether or not such sale would be considered a sale of all or substantially all of the assets of such Tenant Subsidiary. Upon the consummation of a Permitted Asset Transfer with a Person that is a Qualified Transferee, Landlord shall release Tenant from its obligations under this Lease (other than any Surviving Obligations) upon receipt from Tenant of evidence satisfactory to Landlord that such Person is a Qualified Transferee.

(k)   At no time during the Term shall any Person or "group" (within the meaning of Section 13(d) or Section 14(d) of the Securities Exchange Act of 1934, as amended) pursuant to a single transaction or series of related transactions (i) acquire, directly or indirectly, more than 50% of the voting stock, partnership interests, membership interests or other equitable and/or beneficial interests of Tenant ("Control") or (ii) obtain, directly or indirectly, the power (whether or not exercised) to elect a majority of the directors of Tenant or voting control of any partnership or limited liability company or other entity acting as its general partner or managing member (including through a merger or consolidation of Tenant with or into any other Person), unless the purchaser of such Control or Person who acquires such voting power shall**:** (A) after taking into account the transaction that resulted in the acquisition of such Control or voting power, (x) be a Credit Entity or a Qualified Transferee and (y) shall enter into a guaranty satisfactory to Landlord pursuant to which it guarantees the payment and performance of the obligations of Tenant under this Lease, or (B) be approved in writing by Landlord under the Review Criteria as a Non-Preapproved Assignee in accordance with the provisions of Paragraph 21(b) above (a "Permitted Change of Control"). Except as permitted in this Paragraph 21(k), any such change of Control or voting power (by operation of law, merger, consolidation or otherwise) shall be deemed an assignment in violation of this Lease; provided, however, that a deemed assignment pursuant to the transfer of the outstanding capital stock of Tenant shall not be deemed to include the sale of such stock by persons or parties through the "over-the-counter market" or through any recognized stock exchange, other than by those deemed to be a "control-person" within the meaning of the Securities Exchange Act of 1934.

(l)   Notwithstanding anything to the contrary contained in this Paragraph 21, Tenant shall not have the right to assign this Lease (voluntarily or involuntarily, whether by operation of law or otherwise, including through merger or consolidation) or sublet the Leased Premises to any Person at any time that an Event of Default shall exist.

22. <u>Events of Default</u>.

(a)   The occurrence of any one or more of the following (after expiration of any applicable cure period as provided in this Paragraph 22(a)) shall, at the sole option of Landlord, constitute an "<u>Event of Default</u>" under this Lease:

(i)   a failure by Tenant to pay any Monetary Obligation, regardless of the reason for such failure, and such default continues beyond the date that is five (5) days after the date on which such Monetary Obligation was due;

(ii)   a failure by Tenant duly to perform and observe, or a violation or breach of, any other provision of this Lease not otherwise specifically mentioned in this Paragraph 22(a), which default continues beyond the date that is thirty (30) days from the date on which Tenant receives notice of such default or, if such default cannot be cured within such thirty (30) day period and delay in the exercise of a remedy would not (in Landlord's reasonable judgment) cause a material adverse harm to Landlord of the Leased Premises, the cure period shall be extended for the period required to cure the default (but such cure period, including any extension, shall not in the aggregate exceed ninety (90) days; <u>provided</u> that Tenant shall commence to cure the default within said thirty (30) day period and shall actively and diligently and in good faith proceed with and continue the curing of the default until it shall be fully cured;

(iii)   any representation or warranty made by Tenant herein or in any certificate, demand or request made pursuant hereto proves to be incorrect, as of the date made, in any material respect;

(iv)   Tenant shall fail to comply with the requirements of Paragraph 16;

(v)   Tenant shall enter into an transaction or series of transactions in violation of Paragraph 21;

(vi)   Tenant shall have abandoned any of the Leased Premises;

(vii)   Tenant shall fail to maintain in effect any license or permit necessary for the use, occupancy or operation of any of the Leased Premises;

(viii)   Tenant shall fail to deliver the estoppel described in Paragraph 25 within the time period specified therein;

(ix)   Tenant shall fail to perform or observe, or shall violate or breach, or shall make a misrepresentation under, any provision of any Assignment or any other document between Tenant and Lender or from Tenant to Lender, if such failure, violation, breach or misrepresentation gives rise to a default beyond any applicable cure period with respect to any Loan;

(x)   Tenant shall default in the performance of its obligations under the Construction Agency Agreement or the Guaranty of Completion;

(xi)   Tenant shall fail to make any payment of principal or interest on any obligations for borrowed money having an original principal balance of $2,000,000 or more in the aggregate, or Tenant shall fail to perform any other provision contained in any instrument under which any such obligation is created or secured (including the breach of any covenant thereunder), (x) if such payment is a payment at maturity or a final payment, or (y) if an effect of such default is to cause, or permit any Person to cause, such obligation to become due prior to its stated maturity;

(xii)   Tenant shall fail to pay, beyond any applicable cure period, rent under, or perform of any other material provision of, any other lease or leases that have, in the aggregate, rental obligations over the terms thereof of $1,000,000 or more;

(xiii)   a final, non-appealable judgment or judgments for the payment of money in excess of $250,000 in the aggregate shall be rendered against Tenant and the same shall remain undischarged for a period of sixty (60) consecutive days;

(xiv)   Tenant shall (A) voluntarily be adjudicated a bankrupt or insolvent, (B) seek or consent to the appointment of a receiver or trustee for itself or for any of the Leased Premises, (C) file a petition seeking relief under the bankruptcy or other similar laws of the United States, any state or any jurisdiction, (D) make a general assignment for the benefit of creditors, or (E) be unable to pay its debts as they mature;

(xv)   a court shall enter an order, judgment or decree appointing, without the consent of Tenant, a receiver or trustee for it or for any of the Leased Premises or approving a petition filed against Tenant which seeks relief under the bankruptcy or other similar laws of the United States, any state or any jurisdiction, and such order, judgment or decree shall remain undischarged or unstayed sixty (60) days after it is entered;

(xvi)   Tenant shall be liquidated or dissolved or shall begin proceedings towards its liquidation or dissolution; or

(xvii)   the estate or interest of Tenant in any of the Leased Premises shall be levied upon or attached in any proceeding and such estate or interest is about to be sold or transferred or such process shall not be vacated or discharged within sixty (60) days after it is made.

(xviii) Tenant shall fail to perform its obligations under Paragraph 10(i) in the manner or time set forth in Paragraph 10(i).

23.   Remedies and Damages Upon Default.

(a)   If an Event of Default shall have occurred and is continuing, Landlord shall have the right, at its sole option, then or at any time thereafter, to exercise its remedies and to collect damages from Tenant in accordance with this Paragraph 23, subject in all events to applicable Law, without demand upon or notice to Tenant except as otherwise provided in this Paragraph 23 or under any applicable Law. Landlord and Tenant hereby agree that Section 704.17(3) of the Wisconsin Statutes shall not apply to this Lease and that Tenant's failure to comply with a default notice from Landlord shall not cause this Lease to terminate except as otherwise provided by this Lease.

(i)   Landlord may give Tenant notice of Landlord's intention to terminate this Lease on a date specified in such notice. Upon such date, this Lease, the estate hereby granted and all rights of Tenant hereunder shall expire and terminate. Upon such termination, Tenant shall immediately surrender and deliver possession of the Leased Premises to Landlord in accordance with Paragraph 26. If Tenant does not so surrender and deliver possession of all of the Leased Premises, Landlord may re-enter and repossess all or any of the Leased Premises not surrendered, by any available legal process. Upon or at any time after taking possession of all or any of the Leased Premises, Landlord may, by legal process, remove any Persons or property therefrom. Landlord shall be under no liability for or by reason of any such entry, repossession or removal. Notwithstanding such termination of the Lease, Landlord may collect the damages set forth in Paragraph 23(b)(i) or 23(b)(ii).

(ii)   Landlord may terminate Tenant's right of possession (but not this Lease) and may repossess all or any of the Leased Premises by any available legal process without thereby releasing Tenant from any liability hereunder and, except as required by applicable Law, without demand or notice of any kind to Tenant and without terminating this Lease.   After repossession of all or any of the Leased Premises pursuant hereto, Landlord shall have the right to relet such Leased Premises to such tenant or tenants, for such term or terms, for such rent, on such conditions and for such uses as Landlord in its sole discretion may determine, and collect and receive any rents payable by reason of such reletting. Landlord may make such Alterations in connection with such reletting as it may deem advisable in its sole discretion. Notwithstanding any such termination of Tenant's right of possession of all or any of the Leased Premises, Landlord may (A) exercise the remedy set forth in and collect the damages permitted by Paragraph 23(a)(iii) or (B) collect the damages set forth in Paragraph 23(b)(ii) or, at any time thereafter, elect to terminate this Lease and in such event Landlord shall have the right and remedies specified in the last sentence of Paragraph 23(a)(i).

(iii)   Landlord may, upon notice to Tenant, require Tenant to make an irrevocable offer to terminate this Lease in its entirety for an amount (the "Default Termination Amount") specified in the next sentence. The "Default Termination Amount" shall be the greatest of (A) the sum of the Fair Market Value of the Leased Premises and the applicable Prepayment Premium which Landlord will be required to pay in prepaying any Loan with proceeds of the Default Termination Amount or (B) the sum of the Acquisition Cost and the applicable Prepayment Premium which Landlord will be required to pay in prepaying any Loan with proceeds of the Default Termination Amount or (C) an amount equal to the Present Value of the entire Basic Rent from the date of such purchase to the date on which the then Term would expire. Upon such notice to Tenant, Tenant shall be deemed to have made such offer and shall, if requested by Landlord, within ten (10) days following such request, deposit with Landlord as payment against the Default Termination Amount the amount described in (B) above, and Landlord and Tenant shall promptly commence to determine Fair Market Value.   Within thirty (30) days after the Fair Market Value Date, Landlord shall accept or reject such offer. If Landlord accepts such offer then, on the tenth (10th) business day after such acceptance, (A) Tenant shall pay to Landlord the Default Termination Amount less any deposit paid to Landlord by Tenant as above provided, (B) Landlord shall distribute to Tenant all amounts remain in the

Construction Escrow, and, (C) at the request of Tenant, Landlord will convey the Leased Premises to Tenant or its designee in accordance with Paragraph 20. Any rejection by Landlord of such offer shall have no effect on any other remedy Landlord may have under this Lease.

(iv)   Landlord may declare by notice to Tenant the entire Basic Rent (in the amount of Basic Rent then in effect) for the remainder of the then current Term to be immediately due and payable. Tenant shall immediately pay to Landlord all such Basic Rent discounted to its Present Value, all accrued Rent then due and unpaid, all other Monetary Obligations which are then due and unpaid and all Monetary Obligations which arise or become due by reason of such Event of Default (including any Costs of Landlord). Upon receipt by Landlord of all such accelerated Basic Rent and Monetary Obligations, this Lease shall remain in full force and effect and Tenant shall have the right to possession of the Leased Premises from the date of such receipt by Landlord to the end of the Term, and subject to all the provisions of this Lease, including the obligation to pay all increases in Basic Rent and all Monetary Obligations that subsequently become due, except that (A) no Basic Rent which has been prepaid hereunder shall be due thereafter during the said Term and (B) Tenant shall have no option to extend or renew the Term.

(b)   The following constitute damages to which Landlord shall be entitled if Landlord exercises its remedies under Paragraph 23(a)(i) or 23(a)(ii):

(i)   If Landlord exercises its remedy under Paragraph 23(a)(i) but not its remedy under Paragraph 23(a)(ii) (or attempts to exercise such remedy and is unsuccessful in reletting the Leased Premises) then, upon written demand from Landlord, Tenant shall pay to Landlord, as liquidated and agreed final damages for Tenant's default and in lieu of all current damages beyond the date of such demand (it being agreed that it would be impracticable or extremely difficult to fix the actual damages), an amount equal to the Present Value of the excess, if any, of (A) all Basic Rent from the date of such demand to the date on which the Term is scheduled to expire hereunder in the absence of any earlier termination, re-entry or repossession over (B) the then fair market rental value of the Leased Premises for the same period. Tenant shall also pay to Landlord all accrued Rent then due and unpaid, all other Monetary Obligations which are then due and unpaid, all Monetary Obligations which arise or become due by reason of Tenant's default hereunder, including any Costs of Landlord in connection with the repossession of the Leased Premises and any attempted reletting thereof, including all brokerage commissions, legal expenses, reasonable attorneys' fees, employees' expenses, costs of Alterations and expenses and preparation for reletting.

(ii)   If Landlord exercises its remedy under Paragraph 23(a)(i) or its remedies under Paragraph 23(a)(i) and 23(a)(ii), then Tenant shall, until the end of what would have been the Term in the absence of the termination of the Lease, and whether or not any of the Leased Premises shall have been relet, be liable to Landlord for, and shall pay to Landlord, as liquidated and agreed current damages all Monetary Obligations which would be payable under this Lease by Tenant in the absence of such termination less the net proceeds, if any, of any reletting pursuant to Paragraph 23(a)(ii), after deducting from such proceeds all accrued Rent then due and unpaid, all other Monetary Obligations which are then due and unpaid, all Monetary Obligations which arise or become due by reason of such Event of Default, including any Costs of Landlord incurred in connection with such repossessing and reletting, including all brokerage commissions, legal expenses, reasonable attorneys' fees, employees' expenses, costs of Alterations and expenses and preparation for reletting; provided that if Landlord has not relet the Leased Premises, such Costs of Landlord shall be considered to be Monetary Obligations payable by Tenant.

(iii)   Tenant shall be and remain liable for all sums aforesaid, and Landlord may recover such damages from Tenant and institute and maintain successive actions or legal proceedings against Tenant for the recovery of such damages. Nothing herein contained shall be deemed to require Landlord to wait to begin such action or other legal proceedings until the date when the Term would have expired by its own terms had there been no such Event of Default.

(c)   Notwithstanding anything to the contrary herein contained, in lieu of or in addition to any of the foregoing remedies and damages, Landlord may exercise any remedies and collect any damages available to it at law or in equity. If Landlord is unable to obtain full satisfaction pursuant to the exercise of any remedy, it may pursue any other remedy which it has hereunder or at law or in equity.

(d)   Landlord shall, in its sole discretion, use commercially reasonable efforts to mitigate any of its damages hereunder as required by applicable Law. To the extent permitted by Law, Tenant hereby waives the right to request or seek a reduction in the damages that Landlord may seek under this Lease based on an argument that Landlord failed to mitigate its damages as required by Section 704.29 of the Wisconsin Statutes, and Tenant hereby agrees to stipulate that the Landlord's efforts at reletting the premises and the amounts received as a result of any such reletting are reasonable as provided by Section 704.29 of the Wisconsin Statutes. If any Law shall validly limit the amount of any damages provided for herein to an amount which is less than the amount agreed to herein, Landlord shall be entitled to the maximum amount available under such Law.

(e)   No termination of this Lease, repossession or reletting of any of the Leased Premises, exercise of any remedy or collection of any damages pursuant to this Paragraph 23 shall relieve Tenant of any Surviving Obligations.

(f)   WITH RESPECT TO ANY REMEDY OR PROCEEDING OF LANDLORD OR TENANT HEREUNDER, EACH HEREBY WAIVES THE SERVICE OF NOTICE WHICH MAY BE REQUIRED BY ANY APPLICABLE LAW (AS PERMITTED BY APPLICABLE LAW) AND ANY RIGHT TO A TRIAL BY JURY.

(g)   Upon the occurrence of any Event of Default, Landlord shall have the right (but no obligation) to perform any act required of Tenant hereunder and, if performance of such act requires that Landlord enter any of the Leased Premises, Landlord may enter the Leased Premises for such purpose

(h)   No failure of Landlord (i) to insist at any time upon the strict performance of any provision of this Lease or (ii) to exercise any option, right, power or remedy contained in this Lease shall be construed as a waiver, modification or relinquishment thereof. A receipt by Landlord of any sum in satisfaction of any Monetary Obligation with knowledge of the breach of any provision hereof shall not be deemed a waiver of such breach, and no waiver by Landlord of any provision hereof shall be deemed to have been made unless expressed in a writing signed by Landlord.

(i) Tenant hereby waives and surrenders, for itself and all those claiming under it, including creditors of all kinds, (i) any right and privilege which it or any of them may have under any present or future Law to redeem any of the Leased Premises or to have a continuance of this Lease after termination of this Lease or of Tenant's right of occupancy or possession pursuant to any court order or any provision hereof, and (ii) the benefits of any present or future Law which exempts property from liability for debt or for distress for rent.

(j) Except as otherwise provided herein, all remedies are cumulative and concurrent and no remedy is exclusive of any other remedy. Each remedy may be exercised at any time an Event of Default has occurred and is continuing and may be exercised from time to time. No remedy shall be exhausted by any exercise thereof.

24. Notices.

All notices, demands, requests, consents, approvals, offers, statements and other instruments or communications required or permitted to be given pursuant to the provisions of this Lease shall be in writing and shall be deemed to have been given and received for all purposes when delivered in person or by Federal Express or other reliable 24-hour delivery service or five (5) Business Days after being deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, addressed to the other party at the address set forth below or when delivery is refused. Notices sent to Landlord shall be to the attention of Joseph Wekselblatt, Chief Financial Officer, Angelo, Gordon & Co., L.P., 245 Park Avenue, 26th Floor, New York, NY 10167-0094, and notices sent to Tenant shall be to 2505 Foster Avenue, Janesville, Wisconsin. A copy of any notice given by Tenant to Landlord shall be addressed to the attention of Michele E. Williams, Esquire, Arent Fox PLLC, 1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5339. For the purposes of this Paragraph, any party may substitute another address stated above (or substituted by a previous notice) for its address by giving fifteen (15) days' notice of the new address to the other party, in the manner provided above.

25. Estoppel Certificate.

At any time upon not less than ten (10) days' prior written request by either Landlord or Tenant (the "Requesting Party") to the other party (the "Responding Party"), the Responding Party shall deliver to the Requesting Party a statement in writing, executed by an authorized officer of the Responding Party, certifying (a) that, except as otherwise specified, this Lease is unmodified and in full force and effect, (b) the dates to which Basic Rent, Additional Rent and all other Monetary Obligations have been paid, (c) that, to the knowledge of the signer of such certificate and except as otherwise specified, no default by either Landlord or Tenant exists hereunder, (d) such other matters as the Requesting Party may reasonably request, and (e) if Tenant is the Responding Party that, except as otherwise specified, there are no proceedings pending or, to the knowledge of the signer, threatened, against Tenant before or by a court or administrative agency which, if adversely decided, would materially and adversely affect the financial condition and operations of Tenant. Any such statements by the Responding Party may be relied upon by the Requesting Party, any Person whom the Requesting Party notifies the

Responding Party in its request for the certificate is an intended recipient or beneficiary of the certificate, any Lender or their assignees and by any prospective purchaser or mortgagee of any of the Leased Premises. Any certificate required under this Paragraph 25 and delivered by Tenant shall state that, in the opinion of each person signing the same, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to the subject matter of such certificate.

26. <u>Surrender</u>.

Upon the expiration or earlier termination of this Lease, Tenant shall peaceably leave and surrender the Leased Premises to Landlord in the same condition in which the Leased Premises were at the commencement of this Lease, except as repaired, rebuilt, restored, altered, replaced or added to as permitted or required by any provision of this Lease, ordinary wear and tear excepted. Upon such surrender, Tenant shall (a) remove from the Leased Premises all property which is owned by Tenant or third parties other than Landlord and Alterations required to be removed pursuant to Paragraph 13 hereof and (b) repair any damage caused by such removal. Property not so removed shall become the property of Landlord, and Landlord may thereafter cause such property to be removed from any of the Leased Premises. The cost of removing and disposing of such property and repairing any damage to any of the Leased Premises caused by such removal shall be paid by Tenant to Landlord upon demand. Landlord shall not in any manner or to any extent be obligated to reimburse Tenant for any such property which becomes the property of Landlord pursuant to this Paragraph 26.

27. <u>No Merger of Title</u>.

There shall be no merger of the leasehold estate created by this Lease with the fee estate in any of the Leased Premises by reason of the fact that the same Person may acquire or hold or own, directly or indirectly, (a) the leasehold estate created hereby or any part thereof or interest therein and (b) the fee estate in any of the Leased Premises or any part thereof or interest therein, unless and until all Persons having any interest in the interests described in (a) and (b) above which are sought to be merged shall join in a written instrument effecting such merger and shall duly record the same.

28. <u>Books and Records</u>.

(a) Tenant shall keep adequate records and books of account with respect to the finances and business of Tenant generally and with respect to the Leased Premises, in accordance with generally accepted accounting principles ("<u>GAAP</u>") consistently applied, and shall permit Landlord and Lender by their respective agents, accountants and attorneys, upon reasonable notice to Tenant, to visit and inspect the Leased Premises and examine (and make copies of) the records and books of account and to discuss the finances and business with the officers of Tenant, at such reasonable times as may be requested by Landlord. Upon the request of Lender or Landlord (either telephonically or in writing), Tenant shall provide the requesting party with copies of any information to which such party would be entitled in the course of a personal visit.

(b) Tenant shall deliver to Landlord and to Lender within ninety (90) days of the close of each fiscal year, annual audited financial statements of Tenant prepared by nationally recognized independent certified public accountants. Tenant shall also furnish to Landlord within forty-five (45) days after the end of each of the three remaining quarters unaudited financial statements and all other quarterly reports of Tenant, certified by Tenant's chief financial officer, and all filings, if any, of Form 10-K, Form 10-Q and other required filings with the Securities and Exchange Commission pursuant to the provisions of the Securities Exchange Act of 1934, as amended, or any other Law. All financial statements of Tenant shall be prepared in accordance with GAAP consistently applied. All annual financial statements shall be accompanied (i) by an opinion of said accounting firm stating that (A) there are no qualifications as to the scope of the audit and (B) the audit was performed in accordance with GAAP and (ii) by the affidavit of the president or a vice president of Tenant, dated within five (5) days of the delivery of such statement, stating that (C) the affiant knows of no Event of Default, or event which, upon notice or the passage of time or both, would become an Event of Default which has occurred and is continuing hereunder or, if any such event has occurred and is continuing, specifying the nature and period of existence thereof and what action Tenant has taken or proposes to take with respect thereto and (D) except as otherwise specified in such affidavit, that Tenant has fulfilled all of its obligations under this Lease which are required to be fulfilled on or prior to the date of such affidavit.

29. <u>Determination of Value</u>.

(a) Whenever a determination of Fair Market Value is required pursuant to any provision of this Lease, such Fair Market Value shall be determined in accordance with the following procedure:

(i) Landlord and Tenant shall endeavor to agree upon such Fair Market Value within thirty (30) days after the date (the "<u>Applicable Initial Date</u>") on which (A) Tenant provides Landlord with notice of its intention to terminate this Lease and purchase the Leased Premises pursuant to Paragraph 18, (B) Landlord provides Tenant with notice of its intention to redetermine Fair Market Value pursuant to Paragraph 20(c) or (C) Landlord provides Tenant with notice of Landlord's intention to require Tenant to make an offer to purchase the Leased Premises pursuant to Paragraph 23(a)(iii). Upon reaching such agreement, the parties shall execute an agreement setting forth the amount of such Fair Market Value.

(ii) If the parties shall not have signed such agreement within thirty (30) days after the Applicable Initial Date, Tenant shall within fifty (50) days after the Applicable Initial Date select an appraiser and notify Landlord in writing of the name, address and qualifications of such appraiser. Within twenty (20) days following Landlord's receipt of Tenant's notice of the appraiser selected by Tenant, Landlord shall select an appraiser and notify Tenant of the name, address and qualifications of such appraiser. Such two appraisers shall endeavor to agree upon Fair Market Value based on a written appraisal made by each of them as of the Relevant Date (and given to Landlord by Tenant). If such two appraisers shall agree upon a Fair Market Value, the amount of such Fair Market Value as so agreed shall be binding and conclusive upon Landlord and Tenant.

(iii) If such two appraisers shall be unable to agree upon a Fair Market Value within twenty (20) days after the selection of an appraiser by Landlord, then such appraisers shall advise Landlord and Tenant of their respective determination of Fair Market Value and shall select a third appraiser to make the determination of Fair Market Value. The selection of the third appraiser shall be binding and conclusive upon Landlord and Tenant.

(iv)   If such two appraisers shall be unable to agree upon the designation of a third appraiser within ten (10) days after the expiration of the twenty (20) day period referred to in clause (iii) above, or if such third appraiser does not make a determination of Fair Market Value within twenty (20) days after his selection, then such third appraiser or a substituted third appraiser, as applicable, shall, at the request of either party hereto (with respect to the other party), be appointed by the President or Chairman of the American Arbitration Association in New York, New York. The determination of Fair Market Value made by the third appraiser appointed pursuant hereto shall be made within twenty (20) days after such appointment.

(v)   If a third appraiser is selected, Fair Market Value shall be the average of the determination of Fair Market Value made by the third appraiser and the determination of Fair Market Value made by the appraiser (selected pursuant to Paragraph 29(a)(ii) hereof) whose determination of Fair Market Value is nearest to that of the third appraiser. Such average shall be binding and conclusive upon Landlord and Tenant.

(vi)   All appraisers selected or appointed pursuant to this Paragraph 29(a) shall (A) be independent qualified MAI appraisers (B) have no right, power or authority to alter or modify the provisions of this Lease, (C) utilize the definition of Fair Market Value hereinabove set forth above, and (D) be registered in the State where the applicable Leased Premises is located if such State provides for or requires such registration.

(vii)   The Cost of the procedure described in this Paragraph 29(a) above shall be borne by Tenant.

(b)   If, by virtue of any delay, Fair Market Value is not determined by the expiration or termination of the then current Term, then the date on which the Term would otherwise expire or terminate shall be extended with respect to the Leased Premises or the Affected Premises, as applicable, to the date specified for termination in the particular provision of this Lease pursuant to which the determination of Fair Market Value is being made.

(c)   In determining Fair Market Value as defined in clause (b) of the definition of Fair Market Value, the appraisers shall add (a) the present value of the Rent with respect to the Leased Premises or Affected Premises, as applicable, for the remaining Term, assuming the Term has been extended for all extension periods provided herein (with assumed increases in the CPI to be determined by the appraisers) using a discount rate (which may be determined by an investment banker retained by each appraiser) based on the creditworthiness of Tenant and (b) the present value of the Leased Premises or the Affected Premises, as applicable, as of the end of such Term (having assumed the Term has been extended for all extension periods provided herein). The appraisers shall further assume that no default then exists under the Lease, that Tenant has complied (and will comply) with all provisions of the Lease.

30.   Non-Recourse as to Landlord.

Anything contained herein to the contrary notwithstanding, any claim based on or in respect of any liability of Landlord under this Lease shall be limited to actual damages and shall be enforced only against the Leased Premises and not against any other assets, properties or funds of (a) Landlord, (b) any director, member, officer, general partner, limited partner, employee or agent of Landlord (or any legal representative, heir, estate, successor or assign of any thereof), (c) any predecessor or successor partnership, corporation, limited liability company (or other entity) of Landlord, or any of its general partners, members or shareholders, or (d) any other Person.

31. <u>Financing</u>.

(a) Tenant agrees to pay all Costs incurred by Landlord in connection with the purchase and leasing of the Leased Premises including, without limitation, the out-of-pocket cost of appraisals, environmental reports, title insurance, engineering and property condition reports, surveys, legal fees and expenses and brokers' fees.

(b) Tenant agrees to pay, within ten (10) days following written request from Landlord, all Costs incurred by Landlord in connection with the financing of the initial Loan, including any "points" or commitment fees, brokers' fees, survey and title costs and the fees and expenses of Landlord's and Lender's counsel.

(c) Tenant agrees to pay, within three (3) Business Days of written demand therefor, any Cost (other than the principal of the Note and interest thereon at the contract rate of interest specified therein) imposed upon Landlord by Lender pursuant to the Note, the Mortgage or the Assignment which is not caused solely by the gross negligence or willful misconduct of Landlord and which is not otherwise reimbursed by Tenant to Landlord pursuant to any other provision of this Lease.

(d) If Landlord desires to obtain or refinance any Loan, Tenant shall negotiate in good faith with Landlord concerning any request made by any Lender or proposed Lender for changes or modifications in this Lease. In particular, Tenant shall agree, upon request of Landlord, to supply, within ten (10) days after a written request from Landlord, any such Lender with such notices and information as Tenant is required to give to Landlord hereunder and to extend the rights of Landlord hereunder to any such Lender and to consent to such financing if such consent is requested by such Lender. Tenant shall provide any other consent or statement and shall execute any and all other documents that such Lender requires in connection with such financing, including any environmental indemnity agreement and subordination, non-disturbance and attornment agreement (which agreement Tenant must be provided pursuant to Section 32 of this Lease), so long as the same do not materially adversely affect any right, benefit or privilege of Tenant under this Lease or does not in any manner increase Tenant's obligations under this Lease. Such subordination, non-disturbance and attornment agreement may require Tenant to confirm that (i) Lender and its assigns will not be liable for any misrepresentation, act or omission of Landlord and (ii) Lender and its assigns will not be subject to any counterclaim, demand or offsets which Tenant may have against Landlord.

32. <u>Subordination, Non-Disturbance and Attornment</u>.

This Lease and Tenant's interest hereunder shall be subordinate to any Mortgage or other security instrument hereafter placed upon any of the Leased Premises by Landlord, and to any and all advances made or to be made thereunder, to the interest thereon, and all renewals, replacements and extensions thereof; <u>provided</u> that any such Mortgage or other security instrument (or a separate instrument in recordable form duly executed by the holder of any such Mortgage or other security instrument and delivered to Tenant) shall provide for the recognition of this Lease and all Tenant's rights hereunder unless and until an Event of Default exists or Landlord shall have the right to terminate this Lease pursuant to any applicable provision hereof.

33.   <u>Tax Treatment; Reporting</u>.

Landlord and Tenant each acknowledge that each shall treat this transaction as a true lease for state law purposes and shall report this transaction as a Lease for Federal income tax purposes. For Federal income tax purposes each shall report this Lease as a true lease with Landlord as the owner of the Leased Premises and Equipment and Tenant as the lessee of such Leased Premises and Equipment including: (i) treating Landlord as the owner of the property eligible to claim depreciation deductions under Section 167 or 168 of the Internal Revenue Code of 1986 (the "<u>Code</u>") with respect to the Leased Premises and Equipment, (ii) Tenant reporting its Rent payments as rent expense under Section 162 of the Code, and (iii) Landlord reporting the Rent payments as rental income. For the avoidance of doubt, nothing in this Lease shall be deemed to constitute a guaranty, warranty or representation by either Landlord or Tenant as to the actual treatment of this transaction for state law purposes and for Federal law purposes.

34.   <u>Financing Major Alterations</u>.

(a)   Should Tenant, during the Term of this Lease, desire to make Alterations to any of the Leased Premises (other than the Warehouse Expansion Improvements which are not subject to this Paragraph 34) which are not readily removable without causing material damage to such Leased Premises and which will cost in excess of $750,000 in the aggregate as to all of the Leased Premises ("<u>Major Alterations</u>"), Tenant shall, prior to the commencement of construction of such Major Alterations, offer by written notice to Landlord (a "<u>Payment Offer</u>") to accept payment from Landlord for the costs (the "<u>Alteration Cost</u>") thereof, to wit: cost of labor and materials, financing fees, legal fees, survey, title insurance and other normal and customary loan or construction costs.

(b)   Should Landlord accept Tenant's offer, which acceptance shall be made in writing within sixty (60) days after receipt by Landlord of such offer, Landlord and Tenant shall enter into good faith negotiations regarding the execution and delivery of a written agreement of modification of this Lease. Tenant shall pay all Costs incurred by Landlord in connection with any such modification to this Lease and such financing, including closing costs, taxes, recording charges and legal fees and expenses.

(c)   To the extent that the terms of the Mortgage or any other document encumbering any of the Leased Premises shall require the consent of Lender and/or the holder or holders of any encumbrance on any of the Leased Premises (the "<u>Lienholders</u>") to the addition or construction of any Major Alterations or to the financing thereof by Landlord, the rights and obligations of Landlord and Tenant under Paragraph 13 and this Paragraph 34 are expressly conditioned upon Tenant's obtaining, prior to the commencement of any construction, the Lienholders' written consent to such construction and to Landlords obtaining, in the event Landlord has accepted Tenant's offer to accept payment for the Major Alterations, the Lienholders' written consent to such financing.

(d)   Should Tenant's offer to accept payment for the Major Alterations not be accepted by Landlord within said sixty (60) day period, or should Landlord and Tenant be unable in good faith to agree upon the terms of the modification of this Lease, Tenant shall, subject to the provisions of Paragraph 13 of this Lease, have the right to construct the Major Alterations at Tenant's sole cost and expense. In any event, the construction of the Major Alterations shall be performed in accordance with the provisions of Paragraph 12 and Paragraph 13 hereof and the Major Alterations shall be the property of Landlord and part of the Leased Premises subject to this Lease.

(e)   Nothing contained in this Paragraph 34 shall be construed to modify Paragraph 13 hereof, and the provisions of Paragraph 12 and Paragraph 13 shall apply to all Major Alterations made or constructed hereunder; provided, however, that Landlord's prior written consent shall be required for all Major Alterations.

35.   Permitted Leasehold Mortgage.

Tenant shall not encumber its leasehold estate in any of the Leased Premises, by means of a leasehold mortgage, deed of trust pledge or similar security device, except by means of a Permitted Leasehold Mortgage. For purposes of this Lease, a "Permitted Leasehold Mortgage" shall satisfy the following criteria:

(a)   Such leasehold mortgage shall be granted by Tenant for purposes of financing (i) a Major Alteration for which Landlord has granted its prior written consent, or (ii) Tenant's equipment, machinery, inventory or other personal property;

(b)   The mortgagee under such leasehold mortgage shall be a national banking association, state chartered bank, savings and loan association, insurance company, savings bank, foreign bank authorized to do business in the United States, trust company, real estate investment trust, or pension fund, having gross assets in excess of $500,000,000 or such other institution as Landlord shall approve.

(c)   Such leasehold mortgage shall be subject to such documents as are customarily acceptable to Landlord or Lender in order to protect such lender's lien and security interest in Tenant's leasehold estate, including without limitation (i) the right to receive notice of an Event of Default by Tenant under this Lease and a period to cure such Event of Default, (ii) a waiver of Landlord's statutory lien and other rights in Tenant's equipment, machinery, inventory and other personal property, and (iii) the benefits of any non-disturbance and attornment agreement in favor of Tenant; provided, however, that in the event that such leasehold mortgagee becomes a successor tenant under this Paragraph 35, such leasehold mortgagee shall be required to be in compliance with all of the terms of this Lease.

36.   Miscellaneous.

(a)   The Paragraph headings in this Lease are used only for convenience in finding the subject matters and are not part of this Lease or to be used in determining the intent of the parties or otherwise interpreting this Lease.

(b)   As used in this Lease, the singular shall include the plural and any gender shall include all genders as the context requires and the following words and phrases shall have the following meanings: (i) "including" means "including without limitation"; (ii) "provisions" means "provisions, terms, agreements, covenants and/or conditions"; (iii) "lien" means "lien, charge, encumbrance, title retention agreement, pledge, security interest, mortgage and/or deed of trust"; (iv) "obligation" means "obligation, duty, agreement, liability, covenant and/or condition"; (v) "the Leased Premises" means "the Leased Premises or any part thereof or interest therein"; (vi) "any of the Real Property" means "the Real Property or any part thereof or interest therein"; (vii) "any of the Improvements" means "the Improvements or any part thereof or interest therein"; (viii) "any of the Equipment" means "the Equipment or any part thereof or interest therein"; and (ix) "any of the Adjoining Property" means "the Adjoining Property or any part thereof or interest therein".

(c)   Any act which Landlord is permitted to perform under this Lease may be performed at any time and from time to time by Landlord or any person or entity designated by Landlord. Each appointment of Landlord as attorney-in-fact for Tenant hereunder is irrevocable and coupled with an interest.

(d)   Except as otherwise expressly provided in this Lease, Landlord shall not unreasonably withhold or delay its consent whenever such consent is required under this Lease. Tenant hereby waives any claim for damages against or liability of Landlord which is based upon a claim that Landlord has unreasonably withheld or unreasonably delayed any consent or approval requested by Tenant, and Tenant agrees that its sole remedy shall be an action for declaratory judgment. If with respect to any required consent or approval Landlord is required by the express provisions of this Lease not to unreasonably withhold or delay its consent or approval, and if it is determined in any such proceeding referred to in the preceding sentence that Landlord acted unreasonably, the requested consent or approval shall be deemed to have been granted; however, Landlord shall have no liability whatsoever to Tenant for its refusal or failure to give such consent or approval. Tenant's sole remedy for Landlord's unreasonably withholding or delaying, consent or approval shall be as provided in this Paragraph.

(e)   Time is of the essence with respect to the performance by Tenant of its obligations under this Lease.

(f)   Landlord shall in no event be construed for any purpose to be a partner, joint venturer or associate of Tenant or of any subtenant, operator, concessionaire or licensee of Tenant with respect to the Leased Premises or otherwise in the conduct of their respective businesses.

(g)   This Lease and any documents which may be executed by Tenant on or about the effective date hereof at Landlord's request, including, without limitation, the Tenant's Certificate, constitute the entire agreement between the parties and supersede all prior understandings and agreements, whether written or oral, between the parties hereto relating to the Leased Premises and the transactions provided for herein. Landlord and Tenant are business entities having substantial experience with the subject matter of this Lease and have each fully participated in the negotiation and drafting of this Lease. Accordingly, this Lease shall be construed without regard to the rule that ambiguities in a document are to be construed against the drafter.

(h)   This Lease may be modified, amended, discharged or waived only by an agreement in writing signed by the party against whom enforcement of any such modification, amendment, discharge or waiver is sought.

(i)   The covenants of this Lease shall run with the land and bind Tenant, its successors and assigns and all present and subsequent encumbrancers and subtenants of any of the Leased Premises, and shall inure to the benefit of Landlord, its successors and assigns. If there is more than one Tenant, the obligations of each shall be joint and several.

(j)   Notwithstanding any provision in this Lease to the contrary, all Surviving Obligations of Tenant shall survive the expiration or termination of this Lease.

(k)   If any one or more of the provisions contained in this Lease shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Lease, but this Lease shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

(l)   All exhibits attached hereto are incorporated herein as if fully set forth.

(m)   Each of Landlord and Tenant hereby agree that the State of New York has a substantial relationship to the parties and to the underlying transaction embodied hereby, and in all respects (including, without limiting the generality of the foregoing, matters of construction, validity and performance) this Lease and the obligations arising hereunder shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and performed therein and all applicable law of the United States of America; except that, at all times, the provisions for the creation of the leasehold estate, enforcement of Landlord's rights and remedies with respect to right of re-entry and repossession, surrender, delivery, ejectment, dispossession, eviction or other in-rem proceeding or action regarding the Leased Premises pursuant to Paragraph 23 hereof shall be governed by and construed according to the Laws of the State in which the Leased Premises is located, it being understood that, to the fullest extent permitted by law of such State, the law of the State of New York shall govern the validity and the enforceability of the Lease, and the obligations arising hereunder. To the fullest extent permitted by law, Tenant hereby unconditionally and irrevocably waives any claim to assert that the law of any other jurisdiction governs this Lease. Any legal suit, action or proceeding against Tenant arising out of or relating to this Lease may be instituted in any Federal or state court sitting in the State of New York, and Tenant waives any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding in such County and State, and Tenant hereby expressly and irrevocably submits to the jurisdiction of any such court in any suit, action or proceeding. Notwithstanding the foregoing, nothing herein shall prevent or prohibit Landlord from instituting any suit, action or proceeding in any other proper venue or jurisdiction in which Tenant is located or where service of process can be effectuated.

(n)   To Tenant's knowledge, neither Tenant nor any of the members, shareholders, partners or any other Person comprising Tenant is a Specially Designated National or Blocked Person. As used herein, the term "Specially Designated National or Blocked Person" shall mean a person or entity (i) designated by the Department of Treasury's Office of Foreign Assets Control, or other governmental entity, from time to time as a "specially designated national or blocked person" or similar status, (ii) described in Section 1 of U.S. Executive Order 13224 issued on September 23, 2001, or (iii) otherwise identified by government or legal authority as a person or entity with whom Landlord or its affiliates are prohibited from transacting business.

(o)   Tenant hereby confirms that this Lease is enforceable as a written lease pursuant to Section 704.03 of the Wisconsin Statutes, and, if requested by Landlord, Tenant will execute any further instruments or assurances, if necessary, to make this Lease comply with Section 704.03 of the Wisconsin Statutes.

(p)   Tenant will maintain as confidential (i) any and all information obtained about the Landlord prior to and following the execution of this Lease (including without limitation, any financial or operating information of, or related to, the Landlord), and (ii) the terms and conditions of this Lease (as originally circulated or as negotiated) and all other documents related to the execution of this Lease. Notwithstanding the foregoing, Tenant shall be permitted to disclose information related to this Lease described in item (ii) above: (x) in accordance with Tenant's general public disclosure policy; provided Tenant has obtained Landlord's prior consent to the contents of any such disclosure, (y) to Tenant's officers, employees, board members, accountants, attorneys, shareholders, members and lenders in accordance with usual and customary business practices; provided such individuals or entities agree, at the time of such disclosure by Tenant, to be bound by the terms and conditions of this Paragraph 40(p), and (z) as required by any Legal Requirement; in addition, Tenant may disclose any information described in item (i) above if required by any Legal Requirement. Tenant hereby consents to the disclosure by Landlord of the existence of and of the terms and conditions of this Lease, and the use by Landlord of the tradename, name, or logo of Tenant, and of any entity having an ownership or management interest in Tenant, in accordance with Landlord's general public disclosure policy; including, without limitation, disclosures made by Landlord and its affiliates to their investors, lenders, analysts and in connection with any offering memo or marketing materials distributed by Landlord and its affiliates. This provision shall survive beyond the termination of this Lease. Tenant shall not record this Lease or any memorandum thereof in the land records of any county or jurisdiction or with any governmental authority, without the prior written consent and approval of the Landlord.

IN WITNESS WHEREOF, Landlord and Tenant have caused this Lease to be duly executed under seal as of the day and year first above written.

LANDLORD:

AGNL RATHGIBSON, L.L.C.,
a Delaware limited liability company

By: AGNL Manager, Inc.,
       its sole manager

By: /s/ Peter B. Kaplan Jr. _____

Name: Peter B. Kaplan Jr. _____

Title: Managing Director _____

ATTEST: TENANT:

                                           RATHGIBSON, INC.,
                                           a Delaware corporation

By: /s/ Laura Manke   By: /s/ William S. Anacker

Title: Notary Public   Title: Secretary

[Corporate Seal]

2505 REAL PROPERTY

Parcel A:
Parcel 1:
Lot 2 of a Certified Survey Map recorded in the office of the Register of Deeds for Rock County, Wisconsin, on October 25, 1990 in Vol. 14, Pages 410 and 411 of Certified Survey Maps, as Document No. 1121941, being part of Lot 1 of North Janesville Industrial Park located in the NE 1/4 of the NW 1/4 of Section 19, T.3N., R.13E., of the 4th P.M., City of Janesville, Rock County, Wisconsin..

Parcel 2:
Easement for the benefit of Parcel 1 created by easement for common use by and between Rath Manufacturing Co., Inc., a Wisconsin Corporation and DRS Investment Group, a Wisconsin Partnership, dated January 21, 1991 and recorded in the office of the Register of Deeds for Rock County, Wisconsin, on January 31, 1991 on Card 465, Image 367 as Document No. 1126829, for grant of driveway easement, grant of access easement, pavement easement and parking easement.

Parcel 3:
Easement for the benefit of Parcel 1 created by easement for common use by and between Rath Acquisition Corp., a Delaware Corporation and DRS Investment Group, a Wisconsin Partnership dated January 31, 1991 and recorded in the office of the Register of Deeds for Rock County, Wisconsin on September 23, 1991 on Card 497, Image 920 as Document No. 1142012, for grant of utility easement.

Parcel B:
Lot 1 of a Certified Survey Map recorded in said Register's office on January 21, 1980 in Vol. 9, Pages 181 and 182 of Certified Survey Maps as Document No. 919268, being part of the NW 1/4 of Section 19, T.3N., R.13E., of the 4th P.M., City of Janesville, Rock County, Wisconsin.

2533 REAL PROPERTY

Parcel C

Lots 1 and 2 of a Certified Survey Map recorded on December 28, 1981 in Vol. 10, Pages 479-481 of Certified Survey Maps of Rock County, Wisconsin, being part of the NE 1/4 of the NW 1/4 and part of the SE 1/4 of the NW 1/4 of Section 19, T.3N., R.13E., of the 4th P.M., City of Janesville, Rock County, Wisconsin.

2505 MACHINERY AND EQUIPMENT

All fixtures, machinery, apparatus, equipment, fittings and appliances of every kind and nature whatsoever now or hereafter affixed or attached to or installed in the 2505 Leased Premises (except as hereafter provided), including all electrical, anti-pollution, heating, lighting (including hanging fluorescent lighting), incinerating, power, air cooling, air conditioning, humidification, sprinkling, plumbing, lifting, cleaning, fire prevention, fire extinguishing and ventilating systems, devices and machinery and all engines, pipes, pumps, tanks (including exchange tanks and fuel storage tanks), motors, conduits, ducts, steam circulation coils, blowers, steam lines, compressors, oil burners, boilers, doors, windows, loading platforms, lavatory facilities, stairwells, fencing (including cyclone fencing), passenger and freight elevators, overhead cranes and garage units, together with all additions thereto, substitutions therefor and replacements thereof required or permitted by this Lease, but excluding all personal property and all trade fixtures, machinery, office, manufacturing and warehouse equipment which are not necessary to the operation of the buildings which constitute part of the 2505 Leased Premises for the uses permitted under Paragraph 4(a) of this Lease.

2533 MACHINERY AND EQUIPMENT

All fixtures, machinery, apparatus, equipment, fittings and appliances of every kind and nature whatsoever now or hereafter affixed or attached to or installed in the 2533 Leased Premises (except as hereafter provided), including all electrical, anti-pollution, heating, lighting (including hanging fluorescent lighting), incinerating, power, air cooling, air conditioning, humidification, sprinkling, plumbing, lifting, cleaning, fire prevention, fire extinguishing and ventilating systems, devices and machinery and all engines, pipes, pumps, tanks (including exchange tanks and fuel storage tanks), motors, conduits, ducts, steam circulation coils, blowers, steam lines, compressors, oil burners, boilers, doors, windows, loading platforms, lavatory facilities, stairwells, fencing (including cyclone fencing), passenger and freight elevators, overhead cranes and garage units, together with all additions thereto, substitutions therefor and replacements thereof required or permitted by this Lease, but excluding all personal property and all trade fixtures, machinery, office, manufacturing and warehouse equipment which are not necessary to the operation of the buildings which constitute part of the 2533 Leased Premises for the uses permitted under Paragraph 4(a) of this Lease.

EXHIBIT C

PERMITTED ENCUMBRANCES

1.   Easement granted by Katherine S. Peterson and Isabel Smith to Wisconsin Power & Light Company on August 14, 1928 and recorded on August 23, 1928 in Vol. 261 of Deeds, on Page 365 as Document No. 342668.

2.   Easement Assignment dated December 7, 2000 and recorded January 9, 2001 as Document No. 1479802, given by Wisconsin Electric Power Company, a Wisconsin Corporation to American Transmission Company, LLC, a Wisconsin Limited Liability Company.

3.   Public or private rights, if any, in such portion of the premises as may be laid out, used or dedicated for street, highway or alley purposes.

4.   Reservation for easement as designated on the Certified Survey Map recorded in the office of the Register of Deeds for Rock County, Wisconsin on October 25, 1990 as Document No. 1121941 reserving the West 10 feet of the subject premises for utility easement and the East 50 feet for sewer and water easement.

5.   Reservation for easement as designated on the Certified Survey Map recorded in said register's office on January 21, 1980 as Document No. 919268, reserving the West 10 feet of said premises for utility easement.

6.   Terms, conditions, restrictions and provisions relating to the use and maintenance of the easements described as Parcels 2 and 3 of Parcel A as contained in Easement for Common Use recorded on January 31, 1991 as Document No. 1126829 and Easement for Common Use recorded on September 23, 1991 as Document No. 1142012.

7   Rights of DRS Investment Group, a Wisconsin Partnership, its successors and/or assigns to use the easements as set forth in Parcels, 2 and 3 of Parcel A.

8.   Facts disclosed by an affidavit executed November 13, 1996 and recorded November 18, 1996 as Document No. 1313848. (Affects Parcels A & B)

9.   Note: Record of Variance City of Janesville by and between City of Janesville and Rath Gibson dated September 27, 2006 and recorded September 27, 2005 as Document No. 1766091.

10.   Electric Line Easement dated January 10, 1963 and recorded May 20, 1963 in Vol. 83 of Records, Page 314 as Document No. 659592 given by Frank L. Murphy to Wisconsin Power & Light Company.

11.   Underground Electric Easement dated April 29, 1992 and recorded July 15, 1992 on Card 557, Images 545 to 550 as Document No. 1167579 given by DRS Investment Group, a Wisconsin Partnership to Wisconsin Power & Light Company.

12.   Reservation for easement as designated on the Certified Survey Map recorded December 28, 1981 as Document No. 948324, reserving the West 10 feet of the subject premises for utility easement.

13. Notation as set forth on Certified Survey Map recorded December 28, 1981 as Document No. 948324 state as follows:

a) NOTE: The water pressure in this area is inadequate and provisions for adequate water pressure will have to be done by the individual lot owner.

b) Utility easement as set forth are for the use of public bodies and private public utilities having rights to serve the platted area.

(Affects Parcel C)

14. The following as disclosed on ALTA/ACSM Land Title Survey prepared by Combs and Associates, Inc. dated September 23, 2006 as Project No. 106-374:

a) Fence encroaches onto the adjacent property to the East of the subject premises.

b) Crushed Stone encroaches onto the subject premises 4 ft. +/- from the adjoining property on the East.

c) Violation of encroachment as to Bituminous Pavement and Parking Stalls on to the Utility Easement on the Westside of Parcel B of the Survey, the Westside of Parcel 2 and the Southside of Parcel C.

d) Violation of encroachment as to Concrete Pavement and Building onto the Utility Easement on the Westside of Parcel 1 of the Survey.

e) Violation of encroachment as to Concrete Pavement onto the 50' Sewer and Water Easement between Parcel 1 and Parcel C.

f) Violation of encroachment as to Smokers Shelter onto the Building Setback Line on the Eastside of Parcel C of the Survey.

g) Violation of encroachment as to Concrete Pavement onto the Electric Line Easement on the Eastside of Parcel C of the Survey.

BASIC RENT PAYMENTS

1.   Basic Rent.

          (a)   Initial Term. Subject to the adjustments provided for in Paragraphs 2, 3 and 4 below, Basic Rent payable in respect of the Term shall be $878,900.00 per annum, payable quarterly in advance on the first (1st) day of January, April, July and October, commencing on January 1, 2007 (each a "Basic Rent Payment Date"), in equal installments of $219,725.00 each. Pro rata Basic Rent for the period from the date hereof through the first (1st) day of April, 2007 shall be paid on the date hereof, and pro rata Basic Rent for the period from the final Basic Rent Payment Date of the initial Term through the last day of initial Term shall be paid with the final installment of Basic Rent for the initial Term.

          (b)   Renewal Term. Annual Basic Rent for the first year of each Renewal Term shall be an amount determined in accordance with Paragraphs 2, 3 and 4 below, payable in equal quarterly installments.

2.   CPI Adjustments to Basic Rent. The Basic Rent shall be subject to adjustment, in the manner hereinafter set forth, for increases in the index known as United States Department of Labor, Bureau of Labor Statistics, Consumer Price Index, All Urban Consumers, United States City Average, All Items, (1982-84=100) ("CPI") or the successor index that most closely approximates the CPI. If the CPI shall be discontinued with no successor or comparable successor index, Landlord and Tenant shall attempt to agree upon a substitute index or formula, but if they are unable to so agree, then the matter shall be determined by arbitration in accordance with the rules of the American Arbitration Association then prevailing in New York City. Any decision or award resulting from such arbitration shall be final and binding upon Landlord and Tenant and judgment thereon may be entered in any court of competent jurisdiction. In no event will the annual Basic Rent as adjusted by the CPI adjustment be less than the Basic Rent in effect for the one (1) year period immediately preceding such adjustment.

3.   Effective Dates of CPI Adjustments. Basic Rent shall be adjusted annually to reflect changes in the CPI, commencing on the first (1st) anniversary of the Basic Rent Payment Date on which the first full quarterly installment of Basic Rent shall be due and payable (the "First Full Basic Rent Payment Date"). As of the first (1st) anniversary of the First Full Basic Rent Payment Date and thereafter on the each subsequent anniversary of the First Full Basic Rent Payment Date, Basic Rent shall be adjusted to reflect increases in the CPI during the most recent one (1) year period immediately preceding each of the foregoing dates (each such date being hereinafter referred to as the "Basic Rent Adjustment Date").

4.   Method of Adjustment for CPI Adjustment.

          (a)   As of each Basic Rent Adjustment Date when the average CPI determined in clause (i) below exceeds the Beginning CPI (as defined in this Paragraph 4(a)), the Basic Rent in effect immediately prior to the applicable Basic Rent Adjustment Date shall be multiplied by a fraction, the numerator of which shall be the difference between (i) the average CPI for the three (3) most recent calendar months (the "Prior Months") ending prior to such Basic Rent

Adjustment Date for which the CPI has been published on or before the forty-fifth (45th) day preceding such Basic Rent Adjustment Date and (ii) the Beginning CPI, and the denominator of which shall be the Beginning CPI. An amount equal to the lesser of (x) the product of such multiplication or three percent (3%) of the Basic Rent in effect immediately prior to such Basic Rent Adjustment Date shall be added to the Basic Rent in effect immediately prior to such Basic Rent Adjustment Date. As used herein, "Beginning CPI" means the average CPI for the three (3) calendar months corresponding to the Prior Months, but occurring one (1) year earlier. If the average CPI determined in clause (i) is the same or less than the Beginning CPI, the Basic Rent will remain the same for the ensuing one (1) year period.

(b)   Effective as of a given Basic Rent Adjustment Date, Basic Rent payable under this Lease until the next succeeding Basic Rent Adjustment Date shall be the Basic Rent in effect after the adjustment provided for as of such Basic Rent Adjustment Date.

(c)   Notice of the new annual Basic Rent shall be delivered to Tenant on or before the tenth (10th) day preceding each Basic Rent Adjustment Date, but any failure to do so by Landlord shall not be or be deemed to be a waiver by Landlord of Landlord's rights to collect such sums. Tenant shall pay to Landlord, within ten (10) days after a notice of the new annual Basic Rent is delivered to Tenant, all amounts due from Tenant, but unpaid, because the stated amount as set forth above was not delivered to Tenant at least ten (10) days preceding the Basic Rent Adjustment Date in question.

ACQUISITION COST

2505 Leased Premises	$7,050,000
2533 Leased Premises	$2,350,000

PREMISES PERCENTAGE ALLOCATION OF BASIC RENT

2505 Leased Premises   75%

2533 Leased Premises   25%

If any of the Leased Premises ceases to be subject to this Lease, the percentage shown on this Exhibit F for each of the Leased Premises which remains subject to this Lease shall be adjusted proportionately so that the total of such percentages shall be 100%.

Certification Related to the USA Patriot Act

On behalf of [Insert name of subtenant/assignee] ("[Subtenant/Assignee]"), I hereby certify to the following:

1.   [Subtenant/Assignee] maintains a place of business that is located at a fixed address (other than an electronic address or post office box) know as _____.

2.   [Subtenant/Assignee] is subject to the laws of the United State and has no knowledge that it is not in full compliance with laws relating to bribery, corruption, fraud, money laundering and the Foreign Corrupt Practices Act.

3.   The names and addresses of [Subtenant/Assignee]'s Owners, officers and directors are accurately reflected on Annex A to this certification. "Owner" means any individual who owns, controls, or has the power to vote more than 5% of any class of [Subtenant/Assignee]'s stock, or otherwise controls or has the power to control [Subtenant/Assignee].

4.   None of said Owners, officers or directors appears on any of the following lists maintained by the United States government ("Government Lists"):

        a.   The two lists maintained by the United States Department of Commerce (Denied Persons and Entities; the Denied Persons list can be found at www.bxa.doc.gov/DPL/Default.shtm; the Entity List can be found at www.bxa.doc.gov/Entities/Default.htm;

        b.   The list maintained by the United States Department of Treasury (Specially Designated Nationals and Blocked Persons, which can be found at www.ustreas.gov/ofac/t11sdn.pdf);

        c.   Two lists maintained by the United States Department of State (Terrorist Organizations and Debarred Parties; the State Department List of Terrorists can be found at www.state.gov/s/ct/rls/fs/2001/6531.htm; the List of Debarred Parties can be found at www.pmdtc.org/debar059.htm); and

        d.   Any other list of terrorists, terrorist organizations or narcotics traffickers maintained pursuant to any of the rules and regulations of Office of Foreign Assets Control, U.S. Department of the Treasury, or by any other government.

5.   [Subtenant/Assignee] does not transact business on behalf of, or for the direct or indirect benefit of, any individual or entity named on any Government List.

        I, _____, certify that I have read and understand this Certification and that the statements made in this certification and the attached Annexes are true and correct.

This Certification is made on behalf of [[Subtenant/Assignee]].

_____
(Signature)

_____
(Title)

Executed on this _____ day of _____, 200_.

ANNEX A – OWNERS, OFFICERS AND DIRECTORS

<u>**NAME**</u>   <u>**TITLE/POSITION**</u>

WAREHOUSE EXPANSION IMPROVEMENTS

[Proposal Attached]

Schedule 16(a)

Existing Insurance

[Insurance Certificates Attached]